As filed pursuant to Rule 424(b)(3)
Registration No. 333-121880

PROSPECTUS

10,041,153 SHARES OF COMMON STOCK

TO BE OFFERED BY CERTAIN HOLDERS OF SECURITIES OF
SINOFRESH HEALTHCARE, INC.

     This prospectus relates to 10,041,153 shares of common stock of SinoFresh HealthCare, Inc. which may be offered by the selling shareholders listed in this prospectus for their own accounts. The shares offered include 3,327,273 shares of our common stock issuable upon conversion of outstanding secured convertible debentures, 1,663,650 shares of our common stock that may be issued on account of any interest or anti-dilution adjustments relating to the debentures, 4,031,740 shares of our common stock issuable upon exercise of outstanding common stock purchase warrants and 1,018,490 shares of our common stock held by certain of our shareholders.

     We are not selling any shares under this prospectus, and we will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders. Pursuant to registration rights granted to the selling shareholders, we are obligated to register certain shares they hold or which they will acquire upon conversion of debentures or exercise of warrants. We are paying all the expenses incurred in registering the shares, but all selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders.

     The shares of common stock being offered pursuant to this prospectus are “restricted securities” under the Securities Act of 1933, as amended (the Securities Act), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering these shares of common stock under the Securities Act to allow for a sale by the selling shareholders to the public without restriction.

     The selling shareholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in a section entitled “Plan of Distribution” on page 41. You should read this prospectus and any supplement carefully before you invest.

     Our common stock is traded on the OTC Electronic Bulletin Board under the symbol “SFSH.OB.” On January 21, 2005, the last reported sale price of our common stock on the OTC Electronic Bulletin Board was $0.58 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 1, 2005.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR BUY ANY SHARES IN ANY STATE OR OTHER JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS.

PROSPECTUS SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the financial statements and the related notes beginning on page F-1. When we refer in this prospectus to “SinoFresh” or the “Company,” “we,” “us,” and “our,” we mean SinoFresh HealthCare, Inc., a Florida corporation, together with our subsidiary, SinoFresh Corporation. This prospectus contains forward-looking statements and information relating to the Company. See Cautionary Note Regarding Forward Looking Statements on page 10.

The Company

     We are SinoFresh HealthCare, Inc., a Florida corporation. We are a pharmaceutical company engaged in the research, development, and marketing of proprietary products for the prevention and treatment of sinusitis and related disorders. We distributed SinoFresh™ Nasal & Sinus Care, our first commercial product, in a limited geographical area in Florida until May 2003 at which time we entered into an agreement with a national marketing firm to obtain national distribution of our nasal product through various national drugstores and grocery store chains.

     In 2003 and 2004, all of our revenues were derived from the sale of our SinoFresh™ Nasal & Sinus Care product in the United States. The principal outlets for this product currently include approximately 20,000 national drug and food chain stores, mainly Wal-Mart, CVS, Osco Drug, Publix Super Markets, Rite Aid, Sav-on Drugs and Walgreens. In 2005, we plan to expand our retail distribution network to include the remainder of the chain stores we are already servicing, other national food and drug chain stores and a significant number of independent pharmacies which we are endeavoring to reach through master brokers.

     During 2005, we will be launching our first line extension since the role out of our flagship nasal product. LarynX ™ is a unique antiseptic throat spray that offers many consumer distinctions over the competition, making it a natural fit in our growing family (the brand). The product will be the only one in it’s category to be antiseptic, sugar (with Xylotol ™) and alcohol free, making it popular with the dental and Ear, Nose and Throat physician communities.

     Effective December 6, 2004, we secured financing in the amount of $1,830,000 through the sale of two-year 6% senior secured convertible debentures and warrants to purchase 1,983,645 shares of our common stock in a private placement (including warrants to our placement agent). The financing was arranged primarily to support our 2005 marketing and media plan. The plan features entertainer Ed McMahon, himself a longtime sinus sufferer, in a variety of promotional vehicles including national cable television commercials, radio advertising, and personal appearances at healthcare industry events. Additionally, the funds were used to pay off our then senior secured credit or and will be used for general corporate purposes.

     Our predecessor, SinoFresh HealthCare, Inc., a Delaware corporation (“SinoFresh-Delaware”), was formed on October 15, 2002. It acquired certain assets of SinoFresh Laboratories, Inc., an Alabama corporation, effective November 15, 2002. In September 2003, we acquired SinoFresh-Delaware by merger of SinoFresh-Delaware into our wholly-owned subsidiary, SinoFresh Acquisition Corp., a Florida corporation, which is now our operating subsidiary bearing the name SinoFresh Corporation. As a result of the merger, the former shareholders of SinoFresh-Delaware obtained a majority ownership and voting control of our outstanding capital stock. Further, a majority of the former officers and directors of SinoFresh-Delaware also obtained management control of our company.

     Prior to our acquiring SinoFresh-Delaware, we operated as e-Book Network, Inc. and sold books over the Internet. e-Book was originally a division of e-Miracle, Inc. e-Miracle, Inc. was incorporated in July 1999 and was an online service provider and Internet shopping mall developer. Due to under-capitalization and credit problems, e-Miracle filed a Chapter 11 Bankruptcy proceeding in the United States Bankruptcy Court. We were a division of e-Miracle when e-Miracle filed bankruptcy. Subsequently, we incorporated as a Florida corporation pursuant to and in accordance with the Chapter 11 Plan of Reorganization.

Contact Information

     Our principal operations and executive offices are located at 516 Paul Morris Drive, Englewood, FL 34223 and our telephone number is ((941) 681-3100. We also maintain a web site at www.sinofresh.com. The information on our web site is not, and should not be considered to be part of this prospectus.

The Offering

Common stock offered by the selling shareholders	Up to 10,041,153 shares

Common stock outstanding as of December 15, 2004	14,087,120 shares

Terms of the Offering	The selling shareholders will determine when and how they will sell the common stock offered by this prospectus. See “Plan of Distribution.”

Use of proceeds	We will not receive any of the proceeds from the sale of common stock by the selling shareholders. However, to the extent there are cash exercises of warrants, we will receive proceeds from such warrant exercises.

OTC Electronic Bulletin Board Symbol	SFSH.OB

Summary Financial information

     The following table provides selected consolidated financial and operating data for the year ended December 31, 2003, and from October 15, 2002 (inception) to December 31, 2002 (dollars in thousands), and the nine months ended September 30, 2004 and September 30, 2003:

          Statement of Operations Data

				October 15, 2002
	Nine Months Ended	Nine Months Ended	Year Ended	(Date of Inception)
	September 30,	September 30,	December 31,	to
	2004	2003	2003	December 31, 2002

Revenue, net	$3,285,857	$777,888	$1,830,195	$27,001
Gross Profit	2,469,847	506,372	1,222,429	23,330
Loss From Operations	1,435,288	2,136,671	3,692,188	504,779
Net Loss	1,408,853	2,355,317	3,769,315	511,862

          Balance Sheet Data

	September 30,		December 31,
	2004	2003	2003	2002

Current Assets	$843,509	$1,572,548	$1,360,653	$369,409
Current Liabilities	2,529,430	1,761,822	1,957,208	943,735
Total Assets	5,954,226	6,942,031	6,665,473	5,738,055
Long Term Debt	67,360	86,389	83,851	78,977
Stockholders’ Equity	3,357,436	5,093,820	4,624,414	4,715,343

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus and the financial statements included herein before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected, and you may lose all or part of your investment in the stock. This section includes or refers to forward looking statements. You should refer to the explanations of the qualifications and limitations on forward-looking statements discussed in “Cautionary Note Regarding Forward-Looking Statements.”

     Risks Related to our Business

     We have incurred substantial losses and we have a negative cash flow and a working capital deficit. We have incurred substantial losses since inception. We have a working capital deficit as of December 31, 2003 and we have incurred negative cash flow from operations. As a result, our auditors have qualified their report on our financial statements for the year ended December 31, 2003 with respect to our ability to continue as a going concern. As of September 30, 2004, we continue to have a working capital deficit and have generated very little cash flow from operations. We recently secured $1,830,000 from the sale of secured convertible debentures, which in addition to paying off existing debt, will be used for marketing and general corporate purposes. It can not be assured that this financing will produce the revenues anticipated through our marketing efforts and may therefore be inadequate if future operating cash flows do not improve. If we cannot generate positive cash flow, it may be necessary to obtain additional external financing. There can be no assurance that any additional financing will be available, or if available, that it will be on terms and conditions favorable to us. Our operations could be adversely affected if we are unable to generate sufficient cash or obtain additional financing.

     We have a limited relevant operating history, and we may not maintain profitability. Our company has had a cumulative net loss from inception. Our needs for continued expenditures for product research and development and marketing, among other things, will make it difficult for us to reduce our operating expenses in order to deal with lack of sales growth or unanticipated reductions in existing sales. Our failure to balance expenditures in any period with sales could have an adverse effect on results of operations.

     We have a limited relevant operating history upon which an evaluation of our prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new company and the development of new products in established and crowded markets in a highly-competitive consumer industry, such as the U.S. pharmaceutical industry. There are also risks, expenses and difficulties encountered in the shift from development to commercialization of new products. There can be no assurance that we will be able to implement successfully our development, manufacturing, and marketing strategies, generate meaningful revenues, or attain or maintain profitable operations. The possibility of our future success must be considered relative to the problems, challenges, complications and delays frequently encountered in connection with the development and operation of a new business, and the development and marketing of relatively new health care products such as the SinoFresh products.

     We may need significant additional financing to implement our business plan. We can not provide assurance that the recent debt financing will meet all of our financing needs or that additional financing will not be required in the future. There may continue to be a need for additional financing, through debt or the issuance of additional equity securities or a combination of both, to implement business objectives such as marketing, research and development on new products, conducting focus group studies and clinical trials. If additional funding is needed in the future, there is no assurance that we will succeed in obtaining additional financing or if additional financing is available, that it will be on terms favorable to us.

     We and certain of our management are involved in litigation instituted by certain shareholders and two directors of SinoFresh, which will involve significant financial and personnel resources. On February 20, 2004, a lawsuit was filed styled Hawkins, et al. vs. Charles Fust, et al. Amended complaints were subsequently filed, the last of which was filed in June, 2004. The plaintiffs include Stephen Bannon and David Otto, directors of the Company, as well as other purported shareholders of SinoFresh. The defendants are Charles Fust, Stacey Maloney-Fust and P. Robert DuPont, directors and officers of SinoFresh; Russell R. Lee, III, a former officer; corporate counsel for SinoFresh; and, nominally, SinoFresh. The complaint alleges, among other things, that Charles Fust used corporate funds for his personal benefit, that he did not transfer patents to the Company and two foreign entities related through common stock ownership, and inadequate disclosure in public filings regarding related party transactions and Mr. Fust’s stock ownership. Although management strongly believes that the allegations in the complaint are without merit, if the legal proceedings are protracted, the continuing defense of the lawsuit will be costly financially and will demand significant attention of management – all of which could have an adverse effect on our operations.

     Two non-employee directors have raised other issues concerning our legal exposure. Messrs. Bannon and Otto believe that we may have exposure in connection with our decision to have the foreign patents transferred to SinoFresh instead of to two foreign entities and for incurring costs to maintain and/or transfer the foreign patents; and in connection with the company’s decision to technically modify its original operating focus.

     Substantially all of our assets, including U.S. patents, are collateral for loans to the company by third parties. The debentures issued in the recent debt financing are secured by substantially all of our assets, including our U.S. patents. The debentures are convertible into common stock, contain anti-dilution provisions and until the debentures are paid in full, prohibit us from incurring other indebtedness without the consent of the debenture holders, except for borrowings in existence on the date of the debenture financing or indebtedness to trade creditors or financial institutions incurred in the ordinary course of business. The maturity date of the debentures is December 6, 2006. The debentures bear interest at 6% per annum and interest only payments are payable quarterly. If we become in default of the payment terms or other provisions of the debentures, there is no assurance that we will be able to successfully negotiate new terms favorable to us. In that event, the lenders may elect to accelerate the payment terms and may exercise their right against our collateral, including our patents, which would have material adverse consequences to our business and operations.

     If an event of default occurs under any one of the debentures, it could result in a serious problem for us and cause us to curtail our operations or sell some of our assets to repay all of the debentures. Effective December 6, 2004, we issued convertible debentures to nine investors in the aggregate principal amount of $1,830,000. Each debenture provides for the following events of default, and a default under one debenture is deemed a default under all debentures:

     - failure to pay interest and principal payments when due;

     - a breach by us of any material covenant in the debenture, the related warrant or the securities purchase agreement that is not cured within 10 days of a holder’s notice to us of the breach;

     - a breach of any material representation and warranty in the debentures or any other agreement or document issued by us in connection with the issuance of the debentures, which breach has or will have a material adverse effect on the rights of the holders of the debenture with respect to the debenture and the related securities purchase agreement or the registration rights agreement;

     - we or our subsidiary makes an assignment for the benefit of creditors, or a receiver or a trustee is appointed for us or our subsidiary;

     - any form of bankruptcy or insolvency proceeding is instituted by or against us or our subsidiary;

     - our failure to timely deliver shares of common stock when due upon conversion of the debentures;

     - any judgment, writ or similar process is entered or filed against us or our subsidiary or any of our property or other assets for more than $50,000, and shall remain not vacated, bonded or stayed for a period of 20 days, unless otherwise consented to by the holders of the debentures, which consent may not be unreasonably withheld;

     - our common stock is no longer quoted on the OTCBB or an equivalent replacement exchange, or, if applicable, the Nasdaq, the NYSE or AMEX;

     - a failure to obtain effectiveness of the registration statement, of which this prospectus is a part, within 60 days from the date it is filed with the SEC (or 135 days if the SEC reviews the registration statement);

     - the occurrence and continuance of a default under any other of the debentures.

     If we default on the debentures and the holders accelerate the maturity date, we will be required to pay the higher of:

          (a) 125% multiplied by the Default Sum (with “Default Sum” defined as the sum of (i) the then outstanding principal plus (ii) the accrued and unpaid interest plus (iii) accrued and unpaid default interest plus (iv) any amounts owed under the registration rights agreement among the Company and the holders of the debentures); or

          (b) the parity value of the Default Sum, where the “parity value” is equal to product of (i) the highest number of shares of common stock issuable upon conversion of or otherwise pursuant to such Default Sum in accordance with the conversion provisions of the debentures, multiplied by (ii) the market price for the common stock during the period beginning on the date of the first occurrence of an event of default and ending on the day prior to the date such default payment is to be paid.

     If the default payment is not made within 5 business days of written demand for same by the holder of the debentures, the holders have the right at any time, so long as we remain in default, to require us to issue, in lieu of the default payment, the number of shares of common stock equal to the default payment divided by the conversion price then in effect.

     The cash required to pay these amounts will most likely come out of our working capital. Since we rely on our working capital for day-to-day operations, a default under any of the debentures could have a serious and adverse effect on our business, operating results and financial condition to such an extent that we are forced to restructure, sell some of our assets or curtail our operations, any of which would have a detrimental effect on the value of our common stock.

     We may not be able to off-set all of our net operating loss carry-forwards against future income. At December 31, 2003, net operating losses available to be carried forward for federal income tax purposes were approximately $4,300,000 expiring in various amounts through 2023. Utilization of our net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss before utilization, which would subject the company to have more tax liability than if it had been able to off-set the net operating losses against income.

     Our ability to implement our business plan depends on our ability to attract and retain key personnel. Our future success will depend to a significant extent on the continued services of the current officers and other necessary personnel, particularly Mr. Fust, the Chairman of our board of directors and Chief Executive Officer, and Mr. DuPont, the Vice President of Research & Development, and a member of our board of directors. The loss of either of these officers or directors would likely have a significantly detrimental effect on our business. We have obtained key man life insurance policies on the life of Mr. Fust in the amount of $925,000.

     Our prospects will also depend on our ability to attract and retain highly qualified sales, marketing, and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to employ or retain such personnel.

     If the SinoFresh products do not gain widespread market acceptance, results of operations will suffer. Although studies have indicated that the SinoFresh products can significantly reduce the symptoms of sinusitis and upper respiratory distress, management cannot be certain that the products will achieve widespread acceptance by the market. If any unanticipated problem arises concerning the efficacy of SinoFresh™ Nasal & Sinus Care or LarynX™ Care or any of the other new products the Company may bring to market, or if one or more of these products fails to achieve widespread market acceptance because of a lack of marketing capital or for any other reason, our operating results and prospects would be materially adversely affected.

     Unanticipated problems associated with product development and commercialization could adversely affect our operating results. The successful development of our existing and new products is subject to the risks of failure and delay inherent in the development and commercialization of products based on innovative technologies. These risks include the possibilities that:

•	we may experience unanticipated or otherwise negative research and development results;

•	existing or proposed products may be found to be ineffective or unsafe, or may otherwise fail to receive required regulatory clearances or approvals;

•	we may find that existing or proposed products, while effective, are uneconomical to commercialize or market;

•	existing or proposed products may not achieve broad market acceptance; or

•	proprietary rights held by third parties preclude us from developing or marketing existing or proposed products.

     Our inability to develop and commercialize our existing products or any new products on a timely basis and within our financial budgets could have a material adverse effect on operating results and future prospects.

     FDA and other government regulation may restrict our ability to sell our products. We are subject to various federal, state and local laws and regulations affecting our business. Our products are subject to regulation by the FDA, including regulations with respect to labeling of products, approval of ingredients in products, claims made regarding the products, and disclosure of product ingredients. If we do not comply with these regulations, the FDA could force us to stop selling the affected products or require us to incur substantial costs in adopting measures to maintain compliance with these regulations. Our advertising claims regarding our products are subject to the jurisdiction of the FTC as well as the FDA. In both cases we are required to obtain scientific data to support any advertising or labeling health claims we make concerning our products. If we are unable to provide the required support for such claims, the FTC may stop us from making such claims or require the company to stop selling the affected products.

     Our inability to provide scientific proof for product claims may adversely affect sales. The marketing of SinoFresh products involves claims that these products kill the mold and bacteria that can cause sinusitis and related sinus disorders. Under the FDA and Federal Trade Commission (FTC) rules, we are required to obtain scientific data to support any health claims we make concerning these products. Although we have conducted independent clinical tests and provided scientific data to the FDA in support of claims regarding these products, we may be required to provide additional data in the future. In such an event, we cannot be certain that the scientific data we have obtained or will obtain in support of our claims will be deemed acceptable to the FDA or FTC. If the FDA or the FTC requests any supporting information, and we are unable to provide support that is acceptable to the FDA or the FTC, either agency could require us to stop making the claims in question or restrict us from selling the affected products.

     We may fail to compete effectively against larger companies. The consumer health products industry is highly competitive. We compete with companies in the United States and abroad that are engaged in the development of both traditional and innovative health care products, including sinus products. Many of these companies have much greater financial and technical resources and production and marketing capabilities than we do. Further, many of these companies have already achieved significant product acceptance and brand recognition with respect to products that compete directly with the SinoFresh products. Our competitors may successfully develop and market superior or less expensive products, which could render the current SinoFresh product and other future SinoFresh products less valuable or unmarketable.

     If we are unable to protect our intellectual property or if we infringe on the intellectual property of others, our financial condition and future prospects could be materially harmed. We rely significantly on the protections afforded by patent and trademark registrations that we routinely seek from the U.S. Patent and Trademark Office (USPTO) and from similar agencies in foreign countries. We cannot be certain that any patent or trademark application that is filed will be approved by the USPTO or other foreign agencies. In addition, we cannot be certain that we will be able to successfully defend any trademark, trade name or patent that we hold against claims from, or use by, competitors or other third parties. No consistent policy has emerged from the USPTO or the courts regarding the breadth of claims allowed or the degree of protection afforded under biotechnology and similar patents. Our future success will depend on our ability to prevent others from infringing on our proprietary rights, as well as our ability to operate without infringing upon the proprietary rights of others. We may be required at times to take legal action to protect our proprietary rights and, despite our best efforts, we may be sued for infringing on the patent rights of others. Patent litigation is costly and, even if we prevail, the cost of such litigation could adversely affect our financial condition. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available on acceptable terms, or at all. If we fail to obtain a license, our business might be materially adversely affected. In addition to seeking patent protection, we rely upon a combination of non-disclosure agreements, other contractual restrictions and trade secrecy laws to protect proprietary information. There can be no assurance that these steps will be adequate to prevent misappropriation of our proprietary information or that our competitors will not independently develop technology or trade secrets that compete with our proprietary information.

     We may incur significant costs resulting from product liability claims. We would be subject to significant liability should use or consumption of our products cause injury, illness or death. Although we carry product liability insurance, there can be no assurance that our insurance will be adequate to protect us against product liability claims or that insurance coverage will continue to be available on reasonable terms. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses and lowering earnings. Such a claim, whether or not proven to be valid, could have a material adverse effect on product branding and goodwill, resulting in reduced market acceptance of our products. This in turn could materially adversely affect our results of operations and financial condition.

     We do not have manufacturing capabilities. We currently do not have the physical or personnel resources to independently manufacture our product or any other products that we may develop. We currently outsource all of our product manufacturing and packaging operations and intend to continue this outsourcing for the foreseeable future. If we are unable to maintain suitable arrangements for manufacturing of our SinoFresh product or any other products, or if our third party contractors fail to adequately perform their manufacturing operations, our sales and related financial results could be materially adversely affected. If, in the future, we decide to establish our own manufacturing facilities, we will require substantial additional funds and significant additional personnel to undertake such operations. We cannot be certain that such funding or a sufficient number of such qualified persons will be available.

     Return of a significant amount of product could harm our business. Our product has a 30-day, unconditional, money back guarantee. Any consumer, who is not satisfied with our product within this time period for any reason, or no reason at all, may return it or any unused portion for a full refund. Most large retail chains have their own established policies for product returns and we intend to fully comply with these policies as well.

     We believe product returns will be less than one percent (1%), but there can be no assurance that actual levels of returns will not significantly exceed the amounts anticipated. Should an adverse reaction to any of our products occur affecting a significant number of customers, a product “recall” could occur which could materially impact our financial condition and our ability to successfully re-enter the market following the recall. Additionally, although we will not directly engage in the manufacture of any product we market and sell, we could be exposed to product liability claims from faulty manufacture.

     We may be required to indemnify our directors and officers. We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided in that statute. Our Articles of Incorporation require the company to indemnify each of our directors and officers against liabilities imposed upon them (including reasonable amounts paid in settlement) and expenses incurred by them in connection with any claim made against them or any action, suit or proceeding to which they may be a party by reason of their being or having been a director or officer of the company. We maintain officer’s and director’s liability insurance coverage with limits of liability of $5,000,000. There can be no assurance that such insurance will be available in the future, or that if available, it will be available on terms that are acceptable to the us. Furthermore, there can be no assurance that the insurance coverage provided will be sufficient to cover the amount of any judgment awarded against an officer or director (either individually or in the aggregate). Consequently, if such judgment exceeds the coverage under the policy, SinoFresh may be forced to pay such difference.

     We intend to enter into indemnification agreements with each of our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Management believes that such indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     We may have certain financial exposure if there was not an exemption from registration for the issuance of securities in connection with the acquisition by merger of our predecessor. We issued 10,768,490 shares of common stock, 858,170 shares of Series A preferred stock, 1,500,000 shares of Series B preferred stock, and 1,218,711 shares of Series C preferred stock in respect of the acquisition by merger of our predecessor in September 2003. We have been unable to obtain from either our former counsel or former counsel to our predecessor (Mr. David Otto, a director), at the time of the acquisition, information we believe is sufficient to indisputably support one or more exemption(s) from registration that they relied upon in connection with the issuance of the merger shares. If such information is not available, the issuance of our shares of capital stock in respect of the merger may not have been in compliance with the registration provisions of the federal and state securities laws. There may have been a violation of Section 5 of the Securities Act of 1933, as amended due to the unavailability of an exemption from registration. As a result, we may be exposed to claims for rescission by shareholders who received shares in the merger. Although we would vigorously defend against any such actions, litigation may be costly and there is no assurance of the outcome.

     Risks Related to Our Common Stock

     The large number of shares eligible for immediate and future sales may depress the price of our stock. Our Articles of Incorporation authorize the issuance of 500,000,000, shares of common stock, no par value per share, and 200,000,000 shares of preferred stock, no par value per share. As of September 30, 2004, we had outstanding 13,314,323 shares of common stock, of which 10,768,490 shares became available for public resale under Rule 144 in September 2004. Also as of September 30, 2004, we had outstanding a total of 3,576,881 shares of Series A, B and C preferred stock which are convertible into a total of 6,295,592 shares of common stock, all of which common shares became eligible for public resale under Rule 144 in September 2004. We have reserved 3,000,000 shares of common stock for issuance in respect of option grants under our stock option plan. From those available shares, options have been granted for 1,386,000 shares of common stock, and there remain available for options under the plan 1,614,000 shares of common stock. In addition, there are 269,625 shares of common stock that are issuable upon exercise of stock options issued to independent consultants pursuant to commitments previously made by our predecessors. There are 4,031,740 shares that are issuable upon exercise of outstanding warrants, and 3,327,273 shares that are issuable upon conversion of debentures, and up to 1,663,650 shares that may be issued under the debentures on account of interest or anti-dilution adjustments. Further, if we default under the terms of the debentures, we may be required to issue additional common stock to the debenture holders if we fail to make the default payment stated in the debentures.

     Our board of directors has the authority to issue additional shares of common stock and preferred stock up to the authorized amount stated in our Articles of Incorporation. Our board of directors may choose to issue some or all of such shares to acquire one or more businesses or other types of property, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of our common stock. If the company does issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the company.

     Holders of our securities have registration rights for approximately 1,018,490 shares of our restricted common stock, and approximately 7,359,013 shares of common stock issuable upon exercise or conversion of outstanding warrants, and debentures, and 1,663,650 shares of common stock that may be issued under the debentures on account of interest or anti-dilution adjustments, all of which are included in the registration statement of which this prospectus is a part. Sales of substantial amounts of our common stock in the open market, including sales of the shares offered for resale in this prospectus, could adversely affect the market price of our common stock.

     The price of our common stock may continue to be volatile. The market price of our common stock, which is quoted for trading on the OTC Electronic Bulletin Board, has been highly volatile and may continue to be volatile in the future. Any or a combination of the following factors could cause the market value of the our common stock to decline quickly:

•	operating results that differ from market expectations;

•	negative or other unanticipated results of clinical trials or other testing;

•	delays in product development;

•	technological innovations or commercial product introductions by our competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including pending or threatened patent litigation;

•	public concerns regarding the safety of any of our products; and,

•	general economic and stock market conditions.

     Since the inception of trading activities in September 2003, the stock market has experienced, and it may continue to experience, significant price and volume fluctuations. These fluctuations have particularly affected the market prices of equity securities of many small capitalization companies that are not yet profitable or that experience low or inconsistent earnings. Often, the affect on the price of such securities is disproportionate to the operating performance of such companies. In our case, such broad market fluctuations may adversely affect your ability to dispose of your shares at a price equal to or above the price at which you purchased such shares.

     The sale of the stock associated with this offering will cause significant dilution to existing shareholders, which may cause a decline in the market price of our stock. The selling shareholders intend to sell in the public market the shares of common stock being registered in this offering. However, of that amount, 4,031,740 shares are subject to issuance upon exercise of warrants that have exercise prices ranging from $0.29 to $7.00 per share. The desire of the holders of those warrants to sell will depend on the market price of our common stock at any given time. In addition, this registration statement includes 1,018,490 outstanding common shares. This registration statement also includes 3,327,273 shares that are issuable upon conversion of outstanding debentures, at a conversion rate of $0.55 per share, without further payment for those shares. Further, this registration statement includes an additional 1,663,650 shares of common stock that may be issued on account of interest or anti-dilution adjustments relating to the debentures. A substantial number of shares being sold in the market may cause our stock price to decline.

     Our common stock may be subject to penny stock regulation, which may make it difficult for investors to sell our common stock. The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to completing a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Our common stock will likely be subject to the penny stock rules. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our common stock. Accordingly, holders of our common stock may find it difficult to sell their shares, if they are able to do so at all.

     We do not expect to pay dividends for the foreseeable future. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

     Our preferred stock may cause dilution. Our Articles of Incorporation authorize the issuance of up to 200,000,000 shares of “blank check” preferred stock with such rights and preferences as our board of directors, without further shareholder approval, may determine from time to time. Of these preferred shares, 858,170 shares are designated as Series A preferred stock, 1,500,000 shares are designated as Series B preferred stock, and 1,250,000 shares are designated as Series C preferred stock. In September 2004, we had 858,170 shares of outstanding Series A preferred stock; 1,500,000 shares of outstanding Series B preferred stock; and 1,218,711 shares of outstanding Series C preferred stock. Series A preferred stock is convertible into common and has voting rights with the common, on a one-for one basis. The Series B and Series C preferred stock are convertible into common stock and have voting rights with the common stock on a one for two basis. In September, 2004, a total 6,295,592 shares of common stock issuable upon conversion of all of our outstanding preferred stock became eligible for public resale under Rule 144. Furthermore, each share of Series A, Series B and Series C preferred stock has a liquidation preference of $2.00 per share on an as converted basis before any holders of common would be entitled to receive payment for their shares or dividends upon a liquidation of SinoFresh. As of September 30, 2004, there remained 196,391,830 shares of authorized but undesignated and unissued shares of preferred stock that may be sold in the future and that can, at the discretion of our board of directors, be designated as another series of preferred stock with dividend, liquidation, conversion, voting or other rights and preferences that are senior, and not available, to the holders of our common stock. Thus, issuances of new series of preferred stock could adversely affect the relative voting power, distributions and other rights of the common stock. Holders of our common stock could realize less than the amount of dividends and/or distributions to which they would otherwise be entitled.

     Further, preferred stock could be used as a method of discouraging, delaying, or preventing a take-over of our company. If we issue “blank check” preferred stock, it could have a dilutive effect upon our common stock. This would decrease the chance that our shareholders would realize a premium over market price for their shares of common stock as a result of a takeover bid.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect the current views of SinoFresh’s management with respect to future events and financial performance. These forward-looking statements are subject to a number of uncertainties and other factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Forward-looking statements are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under the section entitled “Risk Factors”.

     The identification in this prospectus of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

     In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered by this prospectus. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. You can obtain copies of these materials from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC’s web site, http://www.sec.gov, contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including us. Information contained on our website should not be considered part of this prospectus.

     You may also request a copy of our filings at no cost by writing or telephoning us at:

SinoFresh HealthCare, Inc.
560 Paul Morris Drive
Englewood, Florida 32809
Attention: Scott M. Klein
Telephone: 941-681-3100

USE OF PROCEEDS

     This prospectus relates to shares of common stock that may be offered and sold from time to time by the selling shareholders. There will be no proceeds to the Company from the sale of shares of common stock in this offering, except upon exercise of the warrants. We will bear all expenses incident to the registration of the shares of our common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling shareholders. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

     We are a pharmaceutical company engaged in the research, development, and marketing of proprietary products for the prevention and treatment of sinusitis and related disorders. We distributed SinoFresh™ Nasal & Sinus Care, our first commercial product, in a limited geographical area in Florida until May 2003 at which time we entered into an agreement with a national marketing firm to obtain national distribution of our nasal product through various national drugstores and grocery store chains.

     In 2003 and 2004, all of our revenues were derived from the sale of our SinoFresh™ Nasal & Sinus Care product in the United States. The principal outlets for this product currently include approximately 20,000 national drug and food chain stores, mainly Wal-Mart, CVS, Osco Drug, Publix Super Markets, Rite Aid, Sav-on Drugs and Walgreens. In 2005, we plan to expand our retail distribution network to include the remainder of the chain stores we are already servicing, other national food and drug chain stores and a significant number of independent pharmacies which we are endeavoring to reach through master brokers.

     On December 7, 2004, we secured financing in the amount of $1,830,000 through the sale of two-year 6% senior secured convertible debentures and warrants to purchase 1,983,645 shares of our common stock in a private placement (including warrants to our placement agent). The financing was arranged primarily to support our 2005 marketing and media plan. The plan features entertainer Ed McMahon, himself a longtime sinus sufferer, in a variety of promotional vehicles including national cable television commercials, radio advertising, and personal appearances at healthcare industry events. Additionally, the funds were used to pay off our then senior secured creditor and will be used for general corporate purposes.

     Our predecessor, SinoFresh HealthCare, Inc., a Delaware corporation (“SinoFresh-Delaware”), was formed on October 15, 2002. It acquired certain assets of SinoFresh Laboratories, Inc., an Alabama corporation, effective November 15, 2002. In September 2003, we acquired SinoFresh-Delaware by merger of SinoFresh-Delaware into our wholly-owned subsidiary, SinoFresh Acquisition Corp., a Florida corporation, which is now our operating subsidiary bearing the name SinoFresh Corporation. As a result of the merger, the former shareholders of SinoFresh-Delaware obtained a majority ownership and voting control of our outstanding capital stock. Further, a majority of the former officers and directors of SinoFresh-Delaware also obtained management control of our company.

     Prior to our acquiring SinoFresh-Delaware, we operated as e-Book Network, Inc. and sold books over the Internet. e-Book was originally a division of e-Miracle, Inc. e-Miracle, Inc. was incorporated in July 1999 and was an online service provider and Internet shopping mall developer. Due to under-capitalization and credit problems, e-Miracle filed a Chapter 11 Bankruptcy proceeding in the United States Bankruptcy Court. We were a division of e-Miracle when e-Miracle filed bankruptcy. Subsequently, we incorporated as a Florida corporation pursuant to and in accordance with the Chapter 11 Plan of Reorganization.

     The following information should be read in conjunction with the consolidated financial statements of SinoFresh and the notes thereto appearing elsewhere in this prospectus. Statements in this section and elsewhere in this prospectus that are not statements of historical or current fact constitute “forward-looking statements”. For information regarding risk factors that could have a material adverse effect on our business, refer to the Risk Factors section of this prospectus beginning on page 3.

Summary Financial information

     The following table provides selected consolidated financial and operating data for the year ended December 31, 2003, and from October 15, 2002 (inception) to December 31, 2002 (dollars in thousands), and the nine months ended September 30, 2004 and September 30, 2003:

     Statement of Operations Data

				October 15, 2002
	Nine Months Ended	Nine Months Ended	Year Ended	(Date of Inception)
	September 30,	September 30,	December 31,	to
	2004	2003	2003	December 31, 2002

Revenue, net	$3,285,857	$777,888	$1,830,195	$27,001
Gross Profit	2,469,847	506,372	1,222,429	23,330
Loss From Operations	1,435,288	2,136,671	3,692,188	504,779
Net Loss	1,408,853	2,355,317	3,769,315	511,862

Balance Sheet Data

	September 30,		December 31,
	2004	2003	2003	2002

Current Assets	$843,509	$1,572,548	$1,360,653	$369,409
Current Liabilities	2,529,430	1,761,822	1,957,208	943,735
Total Assets	5,954,226	6,942,031	6,665,473	5,738,055
Long Term Debt	67,360	86,389	83,851	78,977
Stockholders’ Equity	3,357,436	5,093,820	4,624,414	4,715,343

Three and nine months ended September 30, 2004 compared to the three and nine months ended September 30, 2003.

     Revenues increased $744,262 from $426,163 to $1,170,425 for the three months ended September 30, 2003 and 2004, respectively. This increase is a result of a greater distribution network. Revenues also increased $2,507,969 from $777,888 to $3,285,857 for the nine months ended September 30, 2003 and 2004, respectively. This increase is primarily attributable to the expanded distribution network in 2004 compared to the prior year and because of an increase in marketing efforts. Additionally, revenues for the first nine months of 2004 were affected by the recognition of approximately $800,000 in pay-to-scan type sales. It is normal practice for many retailers to take new products from new companies on a consignment basis wherein they pay the company for the products as they are sold by the retailer, which is commonly known as “pay-to-scan.” Shipments for these products took place primarily in the last quarter of 2003, but the sales recognition process had not been completed until 2004. We are no longer subject to these contingent sales arrangements.

     Gross profit for the quarter ended September 30, 2004 was $844,774 (or 72%), compared to $247,439 (or 58%) for the corresponding period in 2003. Gross profit for the nine months ended September 30, 2004 was $2,469,847 (or 75%), compared to $506,372 (65%) for the nine months ended September 30, 2003. The percentage increases relate to co-op charges which are offset against revenues. Co-op programs associated with large national retailers were ramping up in the third quarter of 2003 and therefore were not in proportion to gross revenue for the quarter or year to date.

     Salaries and related expenses increased $79,264, from $221,741 to $301,005 for the three months ended September 30, 2003 and 2004, respectively and increased $418,193, from $503,249 to $921,442 for the nine months ended September 30, 2003 and 2004, respectively. These increases are a result of an increase in personnel in order to support the growing organization.

     Professional fees decreased $222,394, from $408,688 to $186,294 for the three months ended September 30, 2003 and 2004, respectively. The third quarter of 2003 included fees associated with the reverse merger and consulting fees for services which could not be performed by limited in-house resources. Additionally, litigation activity slowed down in the third quarter of 2004. Professional fees increased $47,817, from $976,800 to $1,027,617 for the nine months ended September 30, 2003 and 2004, respectively. This increase is primarily related to an increase in accounting fees associated with filing the 2003 10-KSB, legal expenses associated with defending corporate patents and other litigation issues offset by costs associated with the reverse merger and consulting expenses in 2003. Other general and administrative expenses decreased $18,410, from $141,156 to $122,746 for the three months ended September 30, 2003 and 2004, respectively and increased $34,298, from $378,901 to $413,199 for the nine months ended September 30, 2003 and 2004, respectively.

     Marketing and advertising expenses decreased $74,874 from $168,142 to $93,268, for the quarters ended September 30, 2003 and 2004, respectively. We had reduced our marketing programs until more funds became available either through increased revenues or outside financing. For the nine months ended September 30, 2003 and 2004, marketing and advertising expenses increased $600,524, from $466,359 to $1,066,883, respectively. The year to date increase reflects our strategy of marketing our product nationwide. We use radio advertising and endorsements as a primary means of our marketing activities. These efforts are necessary in order to continue to attract consumer interest.

     Research and development expenditures reflect the costs associated with basic research, product development, clinical testing, and the costs associated with regulatory compliance, patent applications and maintenance, trademark registration, product enhancement and the development of new products related and unrelated to our current product line. For the quarters ended September 30, 2003 and 2004, our R&D expenditures amounted to $73,939 and $15,496, respectively. The decrease of $58,443 is reflective of our decision to slow down these efforts until such time that additional capital is available. For the nine months ended September 30, 2003 and 2004, these expenditures were $129,874 and $279,745, respectively. The increase of $149,871 reflects our efforts to expand the use of our current product primarily through taking the steps necessary to open a New Product Application with the Food and Drug Administration. Future R&D activities will be greatly dependent on the availability of capital for such programs.

     With the emergence of several lawsuits during 2004, management made a conscious decision to defer certain research, development and marketing activities during the nine months ended September 30, 2004. Such activities may be accelerated in future quarters in order to make up for lost efforts.

     Depreciation and amortization totaled $65,448 and $63,450 for the quarters ended September 30, 2004 and 2003, respectively. For the nine months ended September 30, 2004 and 2003, these expenses were $196,249 and $187,860, respectively.

     We had net income of $69,083 ($0.01 per share) and a net loss of $1,006,736 ($0.09 per share) for the quarters ended September 30, 2004 and 2003, respectively. Net losses for the nine months ended September 30, 2004 and 2003 were $1,408,853 ($0.11 per share) and $2,355,317 ($0.21 per share), respectively.

     As of September 30, 2004, we had total assets of $6.0 million, compared to $6.7 million at December 31, 2003. Total liabilities were $2.6 million at September 30, 2004, compared to $2.0 million at December 31, 2003. Working capital (deficit) was ($1,685,921) and ($596,555) as of September 30, 2004 and December 31, 2003, respectively.

     Stockholders’ equity amounted to $3.4 million at September 30, 2004, as compared with $4.6 million at December 31, 2003.

Year ended December 31, 2003 compared to the year ended December 31, 2002

     Results of Operations

     SinoFresh was incorporated on October 15, 2002. Effective November 15, 2002, SinoFresh acquired certain assets (including business information and materials, equipment, customers, customer lists, databases, access to facilities and rights to patents) of SinoFresh Laboratories, Inc. Prior to November 15, 2002, SinoFresh had no operations. Accordingly, the following discussion and analysis of operations is not indicative of future comparisons SinoFresh was only in operation for six weeks of 2002.

     Revenues for the year ended December 31, 2003 amounted to approximately $1,830,000 as compared to approximately $27,000 from the date of inception to December 31, 2002. These significant increases, amounting to $1,803,000, resulted from the commencement of alpha and beta testing in southwest Florida of our product in 2003 and the nationwide expansion which started in May 2003 through numerous food and chain drug stores throughout the United States. For the ten years prior to 2003, we and our predecessor had focused efforts almost exclusively on the research and development work that gave rise to patented and patent-pending formulations, and two commercial products, SinoFresh™ Nasal & Sinus Care and LarynX™.

     Gross profits for the year ended December 31, 2003 were approximately $1,222,000 (or 67%) compared to approximately $23,000 (or 86%) for the corresponding period in 2002. These margins are the result of the favorable costs of the ingredients in the end product and to efficient production methods. The decrease in gross margin as a percentage of sales is due to increased coupon usage, free trial offers and start up incentives given to national accounts, including cooperative fees.

     In 2003, we invested significantly in building the SinoFresh™ brand and infrastructure. Management believes that spending in these two categories will pay significant dividends to SinoFresh and its shareholders over the next several years in the form of sales and profits, as well as in the quality of our management team. Marketing expenditures for the year ended December 31, 2003 were approximately $1,197,000 in comparison to $119,000 for 2002. Marketing expenditures for the year represented 24% of total operating spending for the year ended December 31, 2003 as compared to 23% in 2002. The increase in marketing expenditures of approximately $1,078,000 for the year ended December 31, 2003 over 2002 reflect in great part the spending related to the national product launch in the second quarter of 2003 and the marketing and promotional costs associated with branding the SinoFresh name.

     Salaries and other compensation expenses were approximately $852,000 for the year ended December 31, 2003 compared to approximately $72,000 for 2002. This increase is due to increased headcount and is expected to continue to increase in 2004 as we establish a broadened infrastructure. Professional fees amounted to approximately $1,869,000 for the year ended December 31, 2003 as compared to approximately $220,000 during 2002. Professional fees in 2003 were 38% of total operating expenses. This significant amount was primarily due to legal, accounting and consulting expenses attributable to becoming a public company. General and administrative expenses, consisting of rent and occupancy costs, communications and other expenses related to operations amounted to approximately $561,000 for the year ended December 31, 2003. General and administrative expenses for 2002 amounted to approximately $62,000. The significant increase for 2003 over 2002 reflect several factors, among them: higher regulatory expenses attributable directly to our becoming listed on the OTCBB, the one time costs associated with our relocation from Venice to our new offices in Englewood, Florida and the cost and expense of building an infrastructure as the basis for future growth. General and administrative expenses also reflect certain other costs associated with the relocation of our offices, certain write-downs and write-offs, and other expenses related to our fund-raising efforts in 2003.

     Research and development (R&D) expenditures reflect the cost associated with basic research, product development, clinical testing, and the costs associated with regulatory compliance, patent applications and maintenance, trademark registration, product enhancement and the development of new products related and unrelated to our current product line. For the year ended December 31, 2003, the Company’s R&D expenditures amounted to approximately $185,000, compared to approximately $39,000 in 2002. R&D expenditures are expected to increase significantly over the next several years, both in absolute terms and as a percentage of overall spending. These increases are reflective of our commitment to market only the best-in-breed of products, to advance the science of rhinology, and to stay ahead of the competition in its field and on the leading edge in the science.

     For the year ended December 31, 2003, we reported operating losses of approximately $3,692,000 and overall losses of approximately $3,769,000, compared to operating losses of approximately $505,000 and overall losses of $512,000 for the year ended December 31, 2002.

     Losses per common share were $0.33 for the year ended December 31, 2003, as compared with $0.10 for the year ended December 31, 2002 as a result of the foregoing discussion.

     Taxes

     At December 31, 2003, we had a net operating loss carry forward (NOL) for federal income tax purposes of approximately $4,300,000. The NOL expires at various dates through the year 2023. Utilization of our net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss before full utilization.

Cash and Sources of Liquidity

     We historically have satisfied our operating cash requirements primarily through cash flow from operations, from borrowings and from trade and equity financings. At September 30, 2004, we had $121,231 in cash and cash equivalents, $602,397 in net accounts receivable, and $132,000 in subscriptions receivable from equity financings.

     On December 7, 2004, we secured financing in the amount of $1,830,000 through two-year 6% senior secured convertible debentures and warrants to purchase 1,983,645 shares of our common stock in a private placement (including warrants to our placement agent). The financing was arranged primarily to support our 2005 marketing and media plan. Additionally, the proceeds were used to pay off our senior secured creditor (approximately $205,000), and will be used for general corporate purposes.

     SinoFresh’s future liquidity and capital requirements will depend on a number of factors, including the timing and extent of expanded market acceptance of its products, its ability to complete the commercialization of new products, the costs associated with the development of new products and clinical trials, regulatory actions by the FDA and FTC and other international regulatory bodies, and intellectual property protection.

Critical Accounting Policies

     Revenue Recognition: We recognized revenue on our products in accordance with the Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”. Under these guidelines, we deferred revenue recognition on transactions if any of the following existed: persuasive evidence of an arrangement did not exist, title had not transferred, product payment was contingent, the price was not fixed or determinable, or payment was not reasonably assured. We accrued a provision for estimated returns concurrent with revenue recognition.

     We have adopted Emerging Issues Task Force Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (EITF 01-9), which became effective for fiscal years beginning after December 15, 2001. We concluded that EITF 01-9 is applicable to the accounting for our cooperative agreements with certain customers, as the benefits received from consideration given to those customers are not sufficiently separable from the revenue derived. Accordingly, all such cooperative expenses are recorded as reductions to revenues.

     Asset Impairments: We have adopted Statement of Financial Accounting Standards No. 141, “Business Combinations,” (FAS 141) and Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). FAS 141 requires business combinations completed after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Under FAS 142, goodwill and other intangible assets (with indefinite lives) will not be amortized but will be tested for impairment at least annually. We completed our transitional impairment test of existing goodwill and patents as of December 31, 2003. This test was preformed by an independent valuation specialist and involved the use of estimates related to the fair value of the patents as well as the business in which the goodwill had been allocated. There were no impairment losses as a result of this test.

Recent Accounting Pronouncements

     In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This statement is designed to improve financial reporting such that contracts with comparable characteristics are accounted for similarly. The statement, which is generally effective for contracts entered into or modified after June 30, 2003, is not anticipated to have a significant effect on our financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The statement is not anticipated to have a significant effect on our financial position or results of operations.

     In December 2003, the FASB issued FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities”. This interpretation clarifies rules relating to consolidation where entities are controlled by means other than a majority voting interest and instances in which equity investors do not bear the residual economic risks. We currently have no ownership in variable interest entities and therefore adoption of this standard currently has no financial reporting implications.

Off Balance Sheet Arrangements

     We do not currently have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

     Our common stock is traded in the Over-the-Counter market and is quoted on the OTC Electronic Bulletin Board (“OTCBB”) under the symbol “SFSH.OB.” The following table represents the range of the high and the low closing bid prices, as quoted on the OTCBB, for each calendar quarter starting January 1, 2002. These quotations represent prices between dealers, and may not include retail mark-ups, markdowns or commissions, and may not necessarily represent actual transactions. On September 9, 2003, we announced the acquisition of SinoFresh Health Care, Inc., a Delaware corporation, by merger. Prior to that date, we had been known as e-Book Network, Inc.

Fiscal Quarter Ended	Low	High
December 31, 2004	$0.55	$1.00
September 30, 2004	$0.55	$1.01
June 30, 2004	$0.85	$1.80
March 31, 2004	$0.78	$2.25

December 31, 2003	$1.70	$4.50
September 30, 2003	$0.01	$7.15
June 30, 2003	$0.01	$0.01
March 31, 2003	$0.01	$0.01

December 31, 2002	$0.04	$0.03
September 30, 2002	N/A	N/A
June 30, 2002	N/A	N/A
March 31, 2002	N/A	N/A

     There are approximately 877 record holders of the Company’s common stock as of December 15, 2004.

Dividends and Dividend Policy

     We have not historically paid any cash dividends on our common or preferred stock and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for reinvestment in the business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on our financial condition, results of operations, capital requirements and other relevant factors.

[Reminder of page intentionally left blank]

Equity Compensation Plan Information

     The following table summarizes share information about our equity compensation plans, including our 2002 Stock Option Plan (the Plan) and non-plan equity compensation agreements as of December 31, 2003.

	Number of Securities to			Number of Securities
	be Issued Upon		Weighted-Average	Remaining Available
	Exercise of		Exercise Price of	For Future Issuance
	Outstanding Options,		Outstanding Options,	Under Equity
Plan Category	Warrants and Rights		Warrants and Rights	Compensation Plans
Equity Compensation Plans to Employees Not Approved By Shareholders	831,000	(1)	$1.00	2,169,000	(2)

Equity Compensation Plans Not Approved by Shareholders	2,340,095	(3)	$3.69	N/A

Total	3,171,095		$2.98	2,169,000

(1) Represents shares subject to outstanding options under the Plan.

(2) Represents shares available for option grants under the Plan.

(3) Represents non-plan options and warrants.

     Equity Compensation Plans Not Approved by Shareholders

     Our board of directors currently administers the Plan. The Plan provides for the grant of options (incentive and non-statutory) to officers, directors, employees, and independent contractors capable of contributing to our performance. We have reserved an aggregate of 3,000,000 shares of common stock for grants under the Plan. Incentive stock options may be granted only to employees eligible to receive them under the Internal Revenue Code of 1986, as amended. As of December 31, 2003, we had outstanding non-statutory options for 831,000 shares of our common stock. Options have a term of ten years, unless earlier terminated in accordance with the provisions of the Plan and applicable stock option agreements. The exercise prices of all of the options granted as of December 31, 2003 are $1.00 per share, and generally have scheduled vesting except for options for 126,000 shares which vested immediately upon grant. Upon expiration of unexercised options, the unpurchased shares subject to such options will again be available for purposes of the Plan.

     The 831,000 options shown in the table above include 200,000 options we had committed to issue to Russell Lee, our former Chief Financial Officer, in connection with his employment in August 2003, and 21,000 options we had committed to issue to P. Robert DuPont, an officer and director of the Company, in connection with work he had performed for one of our predecessors. Mr. Lee’s option vests over three years and Mr. DuPont’s option vested immediately. Mr. Lee’s and Mr. DuPont’s options were approved in April 2004 by a Compensation Committee comprised of Charles Fust, Stacey-Maloney Fust and P. Robert DuPont, with Mr. DuPont abstaining as to his option. In July 2004, these options were ratified by majority vote of the board.

     Also in April 2004, the Compensation Committee at that time approved common stock options for independent consultants for a total of 268,625 shares, vesting immediately. The Company had previously promised these options to the independent consultants in connection with services they provided to the Company’s predecessors in the development of the Company’s product. The options have a five year term and an exercise price of $1.00.

     The Executive Committee (including Mr. Fust) declared void in April 2004 an option for 890,000 shares of common stock that was granted by written consent of all of the members of the board of directors on November 13, 2003 to Sino Fresh Management LLC. At the time of the grant, not all directors were informed of the interest of Stephen Bannon and Charles Fust in SinoFresh Management LLC. In July 2004, the voiding of this option was ratified by majority vote of the board.

     We assumed warrants of our predecessor granted in June and September 2003 which were awarded to consultants and service providers for a total of 500,000 shares of common stock, of which 450,000 are exercisable for $1.00 per share and 50,000 are exercisable at $5.00 per share. The warrants have terms of four years (except for one warrant for 50,000 shares which expires in February 2005).

     We awarded warrants to our Medical Advisory Board for a total of 87,500 shares of common stock, which become fully exercisable on September 1, 2004. The warrants have a 5 year term from September 1, 2003. The warrant holders have certain piggyback registration rights for the shares underlying the warrants.

     We issued 1,333,970 warrants in connection with capital raises in September 2003, exercisable at $5.00 per share and expiring in August 2008, and 100,000 warrants to a consultant for service provided, with an exercise price of $7.00 per share and expiring in August 2008.

     We issued a warrant in November 2003 for 50,000 shares of common stock to a former consultant, which warrant is excisable at $4.00 per share until its termination date in November 2005. The warrant holder has certain piggyback registration rights under the terms of the agreement.

DESCRIPTION OF BUSINESS

Company History

     Our predecessor, SinoFresh HealthCare, Inc., was incorporated in Delaware on October 15, 2002 (SinoFresh – Delaware). Effective November 15, 2002, SinoFresh — Delaware acquired certain assets (including business information and materials, office equipment, customers, customer lists, databases and access to facilities), of SinoFresh Laboratories, Inc., an Alabama corporation in exchange for 808,170 shares of Series A preferred stock of SinoFresh – Delaware. In addition, each shareholder of SinoFresh Laboratories, Inc. received, for each share of Series A preferred stock received, one share of common stock of two foreign entities. The foreign entities were created initially to hold the foreign patents then held by Mr. Fust. However, we modified our original operating focus and therefore Mr. Fust transferred his foreign patents directly to SinoFresh. We believe that the two foreign entities do not hold any assets and are dormant.

     On September 8, 2003, we (known then as SinoFresh Corp. and before that, e-Book Network, Inc.), along with our subsidiary, SinoFresh Acquisition Corp., a Florida corporation (Acquisition Sub), SinoFresh — Delaware, and Susan Parker, our then sole director and majority shareholder, entered into a Merger Agreement. Under the Merger Agreement, we acquired all of the issued and outstanding capital stock of SinoFresh – Delaware upon its merger into the Acquisition Sub.

     Subsequent to the merger, Acquisition Sub, which changed its name to SinoFresh Corporation, remains our operating subsidiary and we changed our name from SinoFresh Corp. to SinoFresh HealthCare, Inc. As a result of the merger, the former shareholders of SinoFresh — Delaware obtained approximately 81% of our common stock and additional voting control by virtue of the voting rights of the preferred stock, providing a total voting interest of 91%. Further, a majority of the former officers and directors of SinoFresh Delaware also obtained management control of us.

     Prior to our assuming control of SinoFresh — Delaware and pursuant to the Merger Agreement, we, operating as e-Book, sold books over the Internet through the website www.e-BooksNetwork.com. e-Book was originally a division of e-Miracle, Inc. e-Miracle, Inc. was incorporated on July 15, 1999 and was an online service provider and Internet shopping mall developer. Due to under-capitalization and credit problems, e-Miracle filed a Chapter 11 Bankruptcy proceeding in the United States Bankruptcy Court. We were a division of e-Miracle when e-Miracle filed bankruptcy. Subsequently, we incorporated as a Florida corporation pursuant to and in accordance with the Chapter 11 Plan of Reorganization.

     Our corporate headquarters are located at 516 Paul Morris Drive, Englewood, Florida 34223. Its website address is http://www.sinofresh.com.

The Company and its Business

     OVERVIEW

     SinoFresh is a consumer products company engaged in the research, development, and marketing of proprietary products for the prevention and treatment of sinusitis and related disorders. SinoFresh™ Nasal & Sinus Care, our first commercial product, was distributed in a limited geographical area in Florida until May 2003 at which time we entered into an agreement with National In-Store Marketing LLC, (NIS) to obtain national distribution of our nasal product through various national drugstores and grocery store chains. We outsource the manufacturing of our current product to AccuMed, Inc. (AccuMed), an FDA approved contract-manufacturing facility that also produces private-labeled drugs for a number of major U.S. drug chains, including Wal-Mart.

     In 2003 and 2004, all of our revenues were derived from the sale of the SinoFresh™ Nasal & Sinus Care product in the United States. The principal outlets for this product currently include approximately 20,000 national drug and food chain stores, mainly Wal-Mart, CVS, Osco Drug, Publix Super Markets, Rite Aid, Sav-on Drugs and Walgreens. At year-end 2003, the nasal product was on the shelf in approximately 80% of these stores. In 2005, we plan to expand our retail distribution network to include the remainder of the chain stores we are already servicing, other national food and drug chain stores and a significant number of independent pharmacies which we are endeavoring to reach through master brokers. Master brokers are national organizations with many account brokers that have direct contact with several distributors. These account brokers work closely with buyers to ensure product delivery and also to ensure the proper placement of the product on shelves according to the product category.

     During 2005, we will be launching our first line extension since the role out of our flagship nasal product. LarynX ™ is a unique antiseptic throat spray that offers many consumer distinctions over the competition, making it a natural fit in our growing family (the brand). The product will be the only one in it’s category to be antiseptic, sugar (with Xylotol ™) and alcohol free, making it popular with the dental and Ear, Nose and Throat physician communities.

     Additionally, we have been working to bolster our pipeline through our internal efforts as well as research collaborations. In 2004, we filed for two provisional patents that further strengthen our space in the topical antiseptic class of therapies addressing respiratory and related disease conditions. The filings include an Otitis treatment and a respiratory anti viral patent co authored and shared with the Lovelace Respiratory Research Institute. More recently, the company has developed a research collaboration with The Public Health Research Institute at the International Center for Public Health. We are evaluating the efficacy our nasal product on a host of bacteria that have proven to be resistant to most modern antibiotic therapies including resistant strains Staphylococcus aureus.

     While we will focus on marketing our product within the United States, we will explore selling and distributing our products through joint ventures, partnerships and strategic relationships throughout the world. Distribution abroad may involve direct shipments, foreign-based manufacturing, and licensing. Charles Fust, the inventor of the SinoFresh™ products, transferred to SinoFresh his three U.S. patents issued by the U.S. Patent & Trademark Office for our proprietary composition for freshening the nostrils and sinus cavities. He has also transferred to SinoFresh various foreign patents relating to that proprietary composition.

Products

     Over-the-Counter Product

     SinoFresh™ Nasal & Sinus Care is an antiseptic, FDA registered product specially formulated to kill mold and bacteria, and cleanse and freshen the nose by washing away the bacteria colonizing in these membranes. LarynX™

(which SinoFresh plans to launch in 2005) is an antiseptic product that kills mold and bacteria colonizing in the mouth and back of the throat. Mold and bacteria have been scientifically proven to be at the root cause of many sinus and asthma-related conditions, and are the focus of many “sick building syndrome” studies.

     Test marketing of the SinoFresh™ Nasal & Sinus Care product commenced in June 2002 in a limited test area in southwest Florida culminating in the national launch of that product in May 2003 when we began shipping supplies to national retail drug and food chain stores across the United States. SinoFresh™ Nasal & Sinus Care retails for approximately $15.99 for a 1-fluid ounce bottle (approximately a 30 day supply).

     The SinoFresh™ brand product has been formulated to provide symptomatic relief for chronic sinusitis and other sinus-related conditions. This formulation includes .05% Cetylpyridinium Chloride (CPC) which is the active ingredient, aromatics, and other excipients. The product is designed to kill bacteria on contact. CPC has a 55-year history of safety and efficacy, and is an active ingredient in many popular drug products.

     The strength of our patent position is important to our long-term success. There can be no assurance that these patents and the patent applications made in the United States and abroad will effectively protect our products from infringement or from duplication by others.

     Research and Development

     Our research and development costs for the year ended December 31, 2003 and from October 15, 2002 (date of inception) to December 31, 2002 were approximately 4% and 7%, respectively of total operating expenses, and continue to account for approximately 7% of total operating expenses during the nine months of 2004. Future research and development will be focused on new products using variations of the current formulation platform to treat other respiratory and infectious diseases. New product development will be supported by clinical studies to ensure the safety and efficaciousness of our current and future products. Many of these new products are expected to lead to an application for new patents in the United States as well as abroad. In addition, we perform extensive research and development aimed at increasing the number of on-label claims it may include on its OTC product and further documenting the efficacy of these products.

Regulatory Matters

     Our business is subject to federal and state laws and regulations adopted for the health and safety of consumers and users of our products. Our SinoFresh™ Nasal & Sinus Care product is FDA registered and subject to regulation by various federal, state and foreign agencies, and we are subject to regulatory and legislative changes that can affect the economics of both our company and the industry by requiring changes in operating practices and protocols or by influencing the demand for, and the costs of, production and distribution of SinoFresh products. Management believes that the company is in compliance with all applicable laws, regulations and standards currently in effect, including the Food, Drug and Cosmetics Act of 1938 and amendments thereto. Although it is possible that our future results of operations could be affected by the future costs of compliance, management believes that future costs of compliance will not have a material adverse effect on either our financial position or competitive position.

     The costs and length of time required to develop and obtain regulatory (and patent) approval for future products and extensions of current products are subject to several uncertainties and risks, among them, legal, administrative and regulatory risks, inflation, market conditions, consumer demand, and our ability to protect its patents against infringement and its products against duplication by others.

     FDA Classification of Drug Products

     Products that are labeled and marketed as drug products are approved and regulated by the FDA. Implied in this registration is the adherence to very strict quality standards known as current Good Manufacturing Practices (cGMPs) which govern the manufacture of these products.

     Entry into this category of drugs is usually accomplished by one of two routes. The first and least burdensome process is through the OTC drug monograph system, which is based on a pharmacology/physiology category. This allows SinoFresh to make only claims related to the pharmacology of the active ingredients. The next and more arduous process is the NDA system, which is based on the treatment/ prevention of a disease or condition. This allows SinoFresh to make treatment or prevention claims related to a disease or condition. Also required for this process is the successful completion of two controlled clinical studies. SinoFresh™ Nasal & Sinus Care is encompassed in the monograph system which provides regulatory cover for marketing the product

Patents and Trademarks

     SinoFresh currently owns three U.S. patents under which it has the exclusive right to manufacture, market and distribute in the United States a proprietary composition for freshening the nostrils and sinus cavities. United States Patent No. 5,785,988 pertains to a composition for freshening [the] nostrils and sinus cavities, Patent No. 6,083,525 pertains to a composition for freshening sinus cavities including a carrier for a masking agent that conceals and eliminates odors emanating from the sinus cavities, and further including an anti-septic or anti-infective constituent. Patent No. 6,344,210 is a continuation-in-part patent related to the freshening of the sinus cavities.

     United States Patent: No. 5,785,988 was issued July 28, 1998, No. 6,083,525 was issued July 4, 2000, and No. 6,344,210 was issued February 5, 2002 to Charles Fust, the principal of SinoFresh Laboratories, Inc., who subsequently assigned those patents to SinoFresh. All of the assignments of the SinoFresh patents to SinoFresh are recorded and filed with the United States Patent and Trademark Office. SinoFresh also holds various foreign patents and patent applications relating to our proprietary composition.

     SinoFresh currently has trademark rights and/or trademark registrations on the “SINO-FRESH” and “SinoFresh” names in the United States and several foreign countries. We are currently in the process of filing an application under the Madrid Protocol, which will effect a trademark in 61 countries subscribing to the Madrid Protocol.

Product Distribution and Customers

     Our products are marketed and sold through various brokers, distributors and independent sales representatives. We have a master broker arrangement with NIS, under a three-year agreement and we pay commissions based on sales volumes.

     Our first commercial product, SinoFresh™ Nasal & Sinus Care, was launched nationally in May 2003 and is retailed through numerous food and chain drug stores throughout the United States, including Wal-Mart, CVS, Eckerd, Osco Drug, Publix Super Markets, Rite Aid, Sav-on Drugs and Walgreens. In 2005, we plan to expand our retail distribution network to include the remainder of the chain stores we are already servicing, other national food and drug chain stores and a significant number of independent pharmacies which we are endeavoring to reach through master brokers

     Our primary customers in 2003 were CVS, Eckerd, Publix Super Markets, Rite Aid and Walgreens of which two accounted for more than fifty percent of the Company’s annual sales volume in 2003. The same two customers accounted for over seventy percent of net accounts receivable at December 31, 2003. The loss of any one of these chains as a customer could adversely impact our revenue.

Competition

     We compete in the marketplace with other suppliers of remedies in the cold and sinus category of OTC medicines. These suppliers range in size and financial strength from small startup companies to large, well-heeled companies such as GlaxoSmithKline, Pfizer, and Pharmacia, all of which have significantly greater financial resources and market presence than we do. Nevertheless, we believe that our products will be able to compete effectively in the cold and sinus market. We believe that we offer a significant advantage over many of our competitors in the OTC cold and sinus market, as many current products tend to provide only symptomatic relief. We also believe that the rapid acceptance of the SinoFreshTM brand, which has been accepted for distribution in more than 20,000 stores nationwide, will continue to grow as other major food and grocery chains are contacted and as distribution and merchandising to the 45,000 independent food and drug stores across the United States takes hold.

     However, our ability to compete will depend upon a number of factors including: price, quality, availability, reliability, efficiency, brand recognition, and delivery. The price of SinoFresh™ Nasal & Sinus Care sits atop its category and, in management’s opinion, is a point of distinction and differentiation for the SinoFresh brand.

A.	Products offering direct competition to the current SinoFresh™ Nasal & Sinus Care brand include: Afrin, Blairex Simply Saline Nasal Spray, Entsol Nasal Spray, Neil Med Nasal Spray, Nose Better Nasal Spray, Ocean Nasal Spray, Ponaris Nasal Spray, SinuFree, and Zicam, among others.

B.	Products offering indirect competition to the present SinoFresh™ Nasal & Sinus Care brand, but direct competition to the planned NDA-approved product, include the Rx products such as: Allegra, Beconase, Flonase, Nasalide, Nasonex and Rhinocort.

     Our advertising and promotional campaigns position the nasal product as a root cause solution and defense against rhinitis and sinusitis in contradistinction to antihistamines, decongestants, steroids, and surgery. Management believes that in time and as its message takes hold, SinoFresh will rise to the top of the category list.

Employees

     As of December, 2004, we have thirteen full-time employees and one part-time employee. None of our employees are subject to collective bargaining agreements. Over the next twelve months, we intend to hire additional employees to fulfill its staffing requirements as the need arises due to growth and expansion of our company and its products and services.

Suppliers

     We currently use a single manufacturer, AccuMed, a third party (contract) manufacturer, and FDA approved manufacturing facility to manufacture our products. We entered into an agreement with AccuMed, which expires in December 2004, for the production of up to 90,000 units of product per day. We anticipate that we will be successful in renegotiating this agreement. Should this relationship for any reason terminate or be discontinued, we have a contingency plan for the alternative manufacturing of our products. However, any such termination may cause a temporary delay in production until the replacement facility can meet our production requirements. AccuMed also produces certain health care products for other pharmaceutical companies and distributors including Walgreens and Wal-Mart.

     Raw materials used in the production of the SinoFresh™ Nasal & Sinus Care product and the LarynX™ product are readily available from numerous sources. Currently, these raw materials are being procured from two main vendors in order to secure purchasing economies of scale. Should any vendor be unable or unwilling to supply our manufacturer with an ingredient, other sources have been identified. However, any situation where the vendor is not able to supply the contract manufacturer with the ingredients may result in a temporary delay in production until replacement supplies are obtained to meet our production requirements.

Marketing

     SinoFresh’s comprehensive marketing plan was developed with a focus on building brand awareness to help drive consumers to established retail partners and to facilitate entry into new retail accounts. SinoFresh is aided in its sales and marketing efforts through a master broker arrangement with NIS. NIS provides us with sales support in retail accounts throughout the United States and Canada and serves as our exclusive master broker within those territories. We pay NIS a percentage of net revenue for all shipments that occur within the U.S. The NIS agreement commenced on March 1, 2003 and expires on March 2, 2006, unless renewed by NIS under terms agreed to with us prior to our seeking an alternative provider of the services provided by NIS. However, we retained the right to terminate in accordance with the contract buy-out provisions contained in the agreement with NIS.

     NIS provides the following services under the master broker agreement: (i) serves as the master-broker responsible for all SinoFresh sales within the United States and Canada, (ii) establishes and manages a national broker network delivering sales representation within all accounts and channels-of-distribution within the U.S., (iii) works with the operating company’s management to establish competitive compensation and incentive packages for local brokers, (iv) works with the operating company’s management to establish a pricing structure that will meet consumer hurdle-rates for trial and purchase intent while satisfying margin requirements, (v) works with private labelers and (vi) provides on-going communication regarding the status of sales initiatives across all accounts and channels-of-distribution.

     SinoFresh maintains sole right to market and distribute products exclusive of the NIS master broker agreement to the following retail outlets: (i) Internet sales, (ii) catalog sales, (iii) sales through independent pharmacies managed as house accounts (house accounts are defined as accounts which are not represented through a broker arrangement) and sales to U.S. Military establishments.

     SinoFresh’s sales and marketing efforts will target the United States and the Company will promote our products through several marketing and media sources, including radio, television, consumer and trade print, medical seminars, and online marketing efforts through our website, http://www.sinofresh.com. Education of pharmacists and physicians will be an important element in introducing our products to potential users. This proved very successful in the beta-test markets, and at the time of the national launch, approximately 400 physicians were recommending SinoFresh™ Nasal & Sinus Care to their patients.

     We anticipate that drug stores will continue to provide a significant portion of the revenue from product sales. Small, local pharmacies have already proven a successful source of sales. However, large chain drugstore companies, which currently account for most of the 20,000 retail outlets that carry our product, will continue to be an integral part of our sales and marketing strategy. There are more than 45,000 pharmacies in the U.S. of which approximately 25,000 are independents. Large grocery store chains are also targeted as they account for more than 7,000 outlets.

     The resources of NIS and other independent brokers complement our personnel in representing our OTC product in the marketplace. Management believes that this arrangement is cost-effective and, as such, saves valuable resources that would otherwise be expended in its marketing and product branding efforts.

     We will continue to explore the possibility of launching the SinoFresh™ brand in markets in Europe, Asia and elsewhere around the world through direct sales or licensing type arrangements.

Property

     SinoFresh leases a 10,000 square foot office and warehouse facility in Englewood, Florida at a cost of $6,418 per month from an entity controlled by two of our officers. The lease expires on March 31, 2008 and has two, five year renewal options. SinoFresh also owns miscellaneous office furniture, equipment and computers valued at approximately $118,000, net of depreciation as of September 30, 2004.

LEGAL PROCEEDINGS

     Certain shareholders of SinoFresh, including Charles Fust, Stacey Maloney-Fust and P. Robert DuPont who are also officers and directors of SinoFresh, voted by written consent to remove Messrs. Bannon and Otto as directors and officers of SinoFresh (which attempt was unsuccessful as discussed below). The decision to remove Messrs. Bannon and Otto was made after it became apparent that they were not investigating certain improprieties that may have occurred as a result of actions of Sargon Capital, Inc. and Andrew Badolato, a former officer and director of SinoFresh’s predecessor and a consultant to SinoFresh. (Upon the request of Messrs. Fust, DuPont and Ms. Maloney-Fust, the Board earlier had formed a committee comprised of Messrs. Otto, Bannon and DuPont to investigate the matters regarding Sargon Capital, Inc. and Andrew Badolato.) Messrs. Bannon and Otto were notified by letter dated January 30, 2004 that they had been removed as directors. On February 9, 2004, Messrs. Fust, DuPont, Otto, Bannon and Ms. Maloney-Fust received a letter from an attorney representing Andrew Badolato, Sargon Capital, Inc. and four shareholders (including Michael Hawkins, a director or other affiliate of

Sargon Capital, Inc.) alleging various breaches of fiduciary duty and self-dealing purportedly committed by Messrs. Fust, DuPont and Ms. Maloney-Fust, and demanding an investigation and a report within 30 days.

     On February 20, 2004, a law suit was filed in the U.S. District Court, Middle District of Florida, Ft. Myers Division, Case No. 04-CV-95-FTM-29 SPC, styled Hawkins, et al. vs. Charles Fust, et al., and an amended complaint was filed on March 3, 2004 which merely changed allegations directed toward the location where the action may be heard and noted that SinoFresh is a Florida corporation. This legal proceeding was moved to the U.S. District Court located in Tampa, Florida. The plaintiffs include Stephen Bannon and David Otto, directors of SinoFresh, as well as other purported shareholders of SinoFresh. The defendants are Charles Fust, Stacey Maloney Fust, Robert DuPont, Russell R. Lee, III (the company’s former CFO), and SinoFresh HealthCare, Inc. The complaint alleges that it is a class action suit claiming federal securities law violations, breach of fiduciary duty, rescission of certain acts and contracts of SinoFresh, and an accounting and constructive trust, being brought by the lead plaintiffs on behalf of themselves and all persons in a class (other than the defendants) who purchased SinoFresh’s publicly traded shares between January 1, 2003 and February 19, 2004; however, the lawsuit was not certified as a class action suit. The complaint essentially contained the same allegations as in the above-described demand letter.

     In June 2004, the plaintiffs filed a corrected second amended complaint in the U.S. District Court, Middle District of Florida, Tampa Division, Case No. 8:04-CV-490-T-30MSS. This complaint notes SinoFresh as a nominal defendant and adds the SinoFresh’s corporate counsel as additional defendants (seeking compensatory damages, including reimbursement of legal fees paid by SinoFresh). The complaint alleges that it is a derivative suit, includes the same allegations as in the original complaint, and also alleges, among other things, inadequate disclosure by the defendants in SEC filings regarding related party transactions and regarding Mr. Fust’s beneficial ownership (wherein Mr. Fust reported ownership of an additional 1,000,000 shares Crown IV Holdings portends to own), all for the alleged purpose of the defendants maintaining control of SinoFresh. In this complaint the plaintiffs request, among other things, that the Court appoint a special monitor during the pendency of the litigation with authority to conduct investigations and issue a report to the Court; that the Court enjoin the defendant directors from “committing certain violations of Federal securities laws”, and from taking certain actions, including using corporate funds for the defense of the directors in the suit, conducting transactions in SinoFresh’s stock and soliciting proxies for a 2004 annual meeting.

     In June 2004, SinoFresh filed a motion with the Court (a) requesting the Court to appoint an independent person to make a good faith determination, after conducting a reasonable investigation, as to whether it is in the best interests of SinoFresh to maintain the shareholder derivative suit, and (b) requesting a stay of all proceedings in the case until the results of the investigation are provided to the Court. The interim stay was granted and the Court granted the motion for appointment of an independent investigator. The independent investigator commenced his investigation in September 2004 and is due to report back to the Court no later than February 15, 2005.

     The complaint alleges, among other things, the following:

     (a) that Mr. Fust has not transferred foreign patents he holds to two foreign entities related to SinoFresh through common ownership;

     (b) breach of fiduciary duty and self dealing by the individual defendants, including (i) the payment of legal fees in connection with litigation involving SinoFresh Laboratories, Inc. for which SinoFresh Laboratories agreed to indemnify SinoFresh, (ii) payment of lease obligations on a lease entered into by SinoFresh Laboratories and Charles Fust; (iii) failure to disclose to the directors that SinoFresh’s headquarters are owned by an entity controlled by Charles Fust and P. Robert DuPont; (iv) the payment of rent to Stacey Maloney-Fust for a condominium she owns; (v) the granting of options to insiders; (vi) entering into an employment agreement with Stacey Maloney-Fust without board approval; (vii) the objection by Mr. Lee of Messrs. Bannon and Otto (whom the plaintiffs allege constituted the Company’s audit committee) having direct oversight over the auditor and having the auditor report directly to Messrs. Bannon and Otto, and instead having the auditor report to Mr. Lee; (viii) removing Messrs. Bannon and Otto as directors in order to prevent them from bringing the foregoing to the attention of the auditor;

     (c) that there were certain enumerated defects with the Schedule 14C Information Statement filed with the SEC;

     (d) that the Company’s financial statements and the materials provided to the public, to the shareholders and to the SEC do not properly reflect the Company’s true financial condition, do not reflect the foreign patents are not held by two foreign entities and do not reflect a fair statement of the interim reporting periods of January 1 through September 30, 1993 [sic]. (The plaintiffs also allege that during this time frame, the defendants failed to file financial statements which conform to GAAP such that the financial statements will be presumably misleading and inaccurate.)

     While SinoFresh does not wish to present all of the defenses since the matters referenced above are in litigation, SinoFresh desires to set forth certain information addressing the above allegations.

     The foreign patents. Mr. Fust, who holds approximately 130 foreign patents and patent applications, had commenced transferring some of those patents to two foreign entities related by common ownership which were intended at one time to distribute SinoFresh’s products in certain foreign markets. However, Mr. Fust and certain other members of management subsequently determined that it was in the best interests of SinoFresh and its shareholders to instead transfer the foreign patents to SinoFresh with a view to entering into joint ventures or other arrangements with independent third parties for the distribution of SinoFresh’s products in foreign markets. SinoFresh believes that the investors in the foreign entities are primarily shareholders in SinoFresh, but certain parties may have sold interests in the foreign entities to other investors. SinoFresh may have exposure to these other investors in the two foreign entities as a result of this shift in its business plan with respect to the foreign patents and foreign distribution of its products.

     Breach of fiduciary duty and self dealing. In connection with the asset acquisition, litigation was threatened by a former employee of SinoFresh Laboratories who objected to the consideration to which she was entitled in connection with the asset acquisition. That was a matter of which the board was aware and settlement was reached with the former employee with full knowledge and approval of the full board.

     Another shareholder of SinoFresh Laboratories also objected to the terms of the asset acquisition between SinoFresh Laboratories and SinoFresh-Delaware and, accordingly filed a complaint against SinoFresh Laboratories. SinoFresh Laboratories agreed to indemnify SinoFresh-Delaware for undisclosed/unassumed liabilities in excess of $10,000 as part of the asset purchase agreement between SinoFresh Laboratories and SinoFresh — Delaware. In addition, under the terms of the asset purchase agreement, SinoFresh-Delaware agreed to fund up to $50,000 in defense of this matter. Because the complaint arose out of the asset acquisition orchestrated by SinoFresh-Delaware, SinoFresh has incurred legal fees of approximately $76,000 in connection with the defense by SinoFresh Laboratories through December 31, 2003. Management believes that at all times Andrew Badolato (an officer and director of SinoFresh – Delaware) and the other board members were aware of the litigation costs being incurred by the Company.

     During 2003, SinoFresh (and its non-public predecessor) paid approximately $30,000 for a lease obligation entered into by SinoFresh Laboratories and Charles Fust in Ft. Lauderdale, which lease terminated in October 2003. Management believes that these payments benefited SinoFresh and prevented it from becoming sued as a result of SinoFresh-Delaware acquiring all of the assets of SinoFresh Laboratories without leaving sufficient assets for SinoFresh Laboratories to pay its obligations. In addition, management believes that at all times Andrew Badolato (an officer and director of SinoFresh-Delaware) and the other board members were aware of this lease and the payments being made thereon.

     SinoFresh leases its headquarters from an entity owned by two of its officers and directors, which is disclosed in Note 13 to the Company’s financial statements that were filed by the Company on Form 8-K/A on November 17, 2003.

     SinoFresh paid, on a month-to-month basis, rent of $1,250 a month to Stacey Maloney-Fust for a condominium apartment which is not used by Ms. Maloney-Fust, but which SinoFresh used as corporate housing. This was in lieu of reimbursing an independent contractor (who provided services to SinoFresh) living in those quarters for hotel accommodations. SinoFresh’s relationship with the independent contractor terminated and thus these payments ceased in July 2004.

     SinoFresh’s predecessors had committed in writing or promised to certain employees and independent contractors options or shares in SinoFresh-Delaware for a total of approximately 500,000 shares. Those individuals were left off of a list of individuals to whom options were granted by written consent of the full board dated November 13, 2003. Included in that option list were 890,000 options for SinoFresh Management, LLC, a company controlled by Stephen Bannon and Charles Fust, but of which the full board (including Mr. Fust) was not apprised. Subsequent to the attempted removal of Messrs. Bannon and Otto, the remaining board members revised the option list, deleting SinoFresh Management, LLC’s option grant as void, and adding 200,000 options for Russell Lee, SinoFresh’s former CFO, pursuant to an offer of employment from the Company dated August 25, 2003, and 289,625 options for approximately 13 independent contractors and one employee (P. Robert DuPont, an officer and director, and recipient of 21,000 of those options), who had contributed services to SinoFresh Laboratories, without other compensation, in connection with the development of SinoFresh’s products. The compensation committee ratified those actions in April 2004 and management takes the position that the LLC’s options were void for reasons of non-disclosure, improper conflicts of interest, lack of consideration and specific prohibition under the stock option plan against awarding options to non-employee directors, and SinoFresh anticipates securing the further ratification of these acts by the board of directors at its next meeting.

     SinoFresh – Delaware and Stacey Maloney-Fust did execute an employment agreement dated as of September 1, 2003, pursuant to the terms of an employment offer letter delivered to her by Mr. Andrew Badolato, at that time an officer and a director of Sino-Fresh Delaware. That employment agreement has since been renounced and cancelled as of September 1, 2003. However, Ms. Maloney-Fust, an employee of SinoFresh, was paid a salary of $48,000 per year (which amount is the same as provided in the offer letter as well as the cancelled employment agreement). Further, the only option she has been granted is an option for 50,000 shares of common stock, with an exercise price of $1.00 per share, which option was approved by all board members by written consent dated November 13, 2003, as of and effective September 1, 2003 (which option was also provided for in the offer letter as well as the cancelled employment agreement). Ms. Maloney-Fust is currently employed by the Company on a part-time basis and as such she is paid $29.00 per hour.

     Messrs. Bannon and Otto claim to comprise the audit committee. Although SinoFresh-Delaware may have had an audit committee (comprised of just Mr. Otto before the merger), the board of directors of SinoFresh never appointed an audit committee at a meeting or by written consent and thus, the board of directors would be deemed the audit committee. On March 29, 2004, the board of directors by majority vote appointed Messrs. Fust and DuPont and Ms. Maloney-Fust as the audit committee.

     The plaintiffs in the complaint allege that Messrs. Bannon and Otto were removed as directors to prevent them from bringing the allegations in the complaint to the attention of the SinoFresh’s auditor. Contrary to that claim, the first time that SinoFresh heard of any “investigation” by Messrs. Bannon and Otto was after Messrs. Bannon and Otto had been informed that they had been removed from the Board. By way of background, in October or November 2003, it had come to the attention of Messrs. Fust, DuPont, Lee, and Ms. Maloney-Fust that there may have been certain improprieties that occurred as a result of actions of Sargon Capital, Inc. and Andrew Badolato. Their concerns were presented to Messrs. Bannon and Otto at a meeting and they were asked to investigate. At subsequent meetings and discussions with Messrs. Bannon and Otto, it became obvious to the other members of the board and Mr. Lee that no investigation was being made or that it was being stalled. Thus, out of frustration with the inability to make any progress on these matters, Mr. Fust sought removal of Messrs. Bannon and Otto from the board, who were originally designated to be board members by Sargon.

     In connection with the attempted removal of Messrs. Bannon and Otto from the board, SinoFresh filed a preliminary Information Statement on Schedule 14C with the SEC with a view toward filing and sending a definitive Information Statement to shareholders of record once the SEC completed its review of the Schedule 14C. The actions of the shareholders were challenged by Messrs. Otto and Bannon and SinoFresh was unable to expeditiously get final clearance for the 14C Information Statement. During the week of March 22, 2004, after discussion with the reviewing staff at the SEC, it was determined that, under applicable SEC rules relating to Information Statements, the corporate action (e.g., the effectiveness of the removal of the two directors) could not occur until the 20th day after the mailing of a definitive information statement. Further, it was also discovered during that time that there was a technical defect with the shareholders’ written consents in that they were short sufficient votes to clearly constitute a majority of the issued and outstanding voting stock. As a result, it was decided to retroactively reinstate

Messrs. Bannon and Otto to the board (until the next annual meeting of shareholders, or their earlier removal or resignation).

     With respect to the allegations made regarding SinoFresh’s financial statements, SinoFresh believes that the Form 8-K/A (containing audited financial statements), the Form 10-QSB (containing unaudited financial statements) (prepared by SinoFresh’s former CFO, Steves Rodriguez, and which were reviewed by David Otto, SinoFresh’s counsel at the time, and the other members of the board of directors), and the Form 10-KSB accurately reflect the financial position of SinoFresh at the time of those reports.

     Management of SinoFresh investigated the complaint and believes the allegations in the complaint to be blatantly incendiary, false and misleading. SinoFresh disagrees with the allegations in the complaint and SinoFresh, on behalf of itself and its officers and directors, intends to vigorously defend the suit.

     In March 2004, SinoFresh declared null and void two contracts entered into with Sargon Capital, Inc., a shareholder and an affiliate of a former director and officer, to-wit: an Investment Banking Services Agreement dated October 24, 2002, and a Financial Consulting Services Agreement originally dated in November 2002 which monthly payments under this consulting agreement approximate $8,000 with $96,000 due for the years 2003 and 2004, and $80,000 due for 2005. The consulting agreement was revised September 8, 2003 extending the term of September 2006 and increasing compensation to include 0.5% of gross revenue and 0.6% of net income before taxes, interest and amortization. Sargon claimed that SinoFresh owes approximately $173,000 for these services.

     In April 2004, a lawsuit was filed in Circuit Court for the 12th Judicial Circuit in and for Sarasota County, Florida, styled Sargon Capital, Inc. and Andrew Badolato vs. SinoFresh HealthCare, Inc., Charles Fust and John Hallman, Case No. 2004 CA3732SC. The complaint alleges a breach of the financial consulting services agreement by failing to pay certain fees to Sargon Capital, Inc. The complaint also alleges defamation of the principal of Sargon Capital, inc. and a civil conspiracy to prevent Sargon Capital, Inc. from doing business in the State of Florida. SinoFresh believes that the agreements were improperly approved, were breached by Sargon, and are illegal because of the lack of appropriate licensure of Sargon. SinoFresh, on behalf of itself and its officers and directors, intends to vigorously defend the suit.

     Management of SinoFresh believes that both of the above-described lawsuits are a backlash by Andrew Badolato and/or Sargon Capital, Inc. against SinoFresh in connection with the attempted removal of Stephen Bannon and David Otto as board members and as officers of SinoFresh. Mr. Badolato’s company, Sargon Capital, Inc., had been retained by SinoFresh’s predecessor for investment banking and consulting services. Over the course of Mr. Badolato’s and Sargon’s association with SinoFresh, current management came to believe that it was in the best interests of SinoFresh and its shareholders to sever ties with Mr. Badolato and Sargon. Since Messrs. Bannon and Otto were Sargon’s designees to SinoFresh’s board of directors, SinoFresh deemed it in its best interests to attempt to remove them as directors and to seek substitute directors who were truly independent from Sargon Capital.

Other Legal Proceedings

     A shareholder of SinoFresh’s predecessor commenced an action against the predecessor (SinoFresh Laboratories, Inc.), and certain of its former officers and directors, including Charles Fust. In that action, the plaintiff is seeking recovery, through arbitration, of his investment of $150,000. In addition, the plaintiff is seeking unspecified damages due to non-performance by SinoFresh Labs of a consulting agreement entered into January 2000. The agreement was for five years at $24,000 annually, of which $23,000 was paid. Under the terms of the asset purchase agreement between SinoFresh-Delaware and SinoFresh Labs, SinoFresh-Delaware agreed to reimburse SinoFresh Labs up to $50,000 in costs of defending this action, which agreement was assumed by SinoFresh as a result of the merger. This lawsuit is being vigorously defended, but no outcome or resolution of the arbitration or lawsuit is definitive or ascertainable at this time.

     Crown IV Holding, Inc., a Belize company, has threatened litigation (including a claim for civil theft) against Charles Fust, SinoFresh and its counsel over the ownership of 1,000,000 shares of common stock to which Charles Fust claims beneficial ownership. SinoFresh believes this is a matter between Charles Fust and Crown IV Holding, but if SinoFresh is involved in the suit, it intends to vigorously defend against it.

     Also in April 2004, a lawsuit was filed against SinoFresh by Bryan W. Miller in the Circuit Court of the 11th Judicial Court in and for Dade County, Florida, Civil Division Case No. 04-7960 CA 30, alleging that SinoFresh breached an agreement by failing to pay fees for a broker financing arrangement. The complaint seeks damages of $120,000 plus interest and attorney’s fees. SinoFresh denies the allegations and intends to vigorously defend the suit. This lawsuit was settled in January 2005 for 50,000 shares of SinoFresh common stock.

MANAGEMENT

SinoFresh’s directors and executive officers are as follows as of November 30, 2004:

Name	Position	Appointment
Charles A. Fust	Chairman, Chief Executive Officer, Director	November, 2002
P. Robert DuPont	Vice President, Research and Development, Director	November, 2002
Scott M. Klein	Chief Financial Officer, Secretary	November, 2004
Stacey Maloney-Fust	Director; Senior Vice President, Assistant Secretary	September, 2003
Stephen Bannon	Director	September, 2003
David Otto	Director	October, 2002

     Charles A. Fust, Chief Executive Officer (CEO) and Chairman of the Board of Directors. Mr. Fust, age 61, is a chemical engineer, whose research has resulted in approximately 130 domestic and international patents, including the patents underlying the SinoFresh products. Mr. Fust began the development of SinoFresh’s products in 1989. His expertise in the health care community has provided him with the opportunity to chair various health care boards, mainly Otorhinolaryngology related. Mr. Fust’s business background covers ownership and management in international companies. Mr. Fust has been the Chief Executive Officer and Chairman of SinoFresh Laboratories, LLC from 1999 to the present Chief Executive Officer and Chairman of SinoFresh from November 2002 to the present. He holds a bachelor degree in Chemical Engineering from Auburn University and has a professional affiliation with the American Association of Pharmaceutical Scientists. Mr. Fust is the spouse of Stacey Maloney-Fust.

     P. Robert DuPont, Vice President of Research & Development and Director. Mr. DuPont, age 40, has over twenty years of experience in the bio-pharmaceutical and life sciences industries. Prior to joining SinoFresh Laboratories, LLC in June of 2001, Mr. DuPont founded and acted in the capacity of CEO of UltraPure Group Limited. UltraPure Group Limited provided integrated services to multi-national pharmaceutical companies, which included design services, regulatory consultation, and contract staffing. He founded the company in 1993 and sold his interest in the company in 2001. He is a member of the International Society of Pharmaceutical Engineers and has presented various lectures on the topic of pharmaceutical process design. Mr. DuPont is also a member of the American Association of Pharmaceutical Scientists.

     Scott M. Klein, Chief Financial Officer and Secretary. Mr. Klein, age 41, has nearly 20 years experience in financial administration for private industry and in public accounting. Mr. Klein joined SinoFresh in April, 2004 as a Controller and was promoted to Chief Financial Officer in November, 2004. Prior to joining SinoFresh, Mr. Klein served three years as the CFO for ParView, Inc., a privately held manufacturer of GPS technology for the golf industry. From 1992 to 2001, Mr. Klein was the Corporate Controller for Elcotel, Inc., a publicly-held manufacturer of computerized “smart” pay telephones. Prior to his private industry experience, Mr. Klein spent five years as an auditor in public accounting at both Ernst & Young and Grant Thornton. Mr. Klein is a Certified Public Accountant, licensed in the State of Florida and has a degree in Managerial Accounting from the University of Wisconsin – Stevens Point.

     Stacey Maloney-Fust, Senior Vice President, Assistant Secretary, Director. Ms. Maloney-Fust, age 40, joined SinoFresh HealthCare, Inc. in September 2003. She has 14 years experience in the financial industry. After attending New York University, Ms. Maloney-Fust obtained Series 7, Series 63 and Series 65 securities licenses and was a Financial Advisor for Salomon Smith Barney from April 2001 through April 2002, and for UBS from June 2002 until May 2003. Prior to that, she was Executive Assistant to Merit Capital Associates, Inc. in the first quarter of 2001, Executive Assistant to the General Partner of Sandler Capital Management from 1998 to 2000, and Executive Assistant to the President of AIG Global Investors, Inc., all located in New York, New York. Ms. Maloney-Fust is the wife of Charles Fust.

     Stephen Bannon, Director. Mr. Bannon, age 51, has been a director of SinoFresh since September 2003. He is currently associated with American Vantage Media. Prior to his affiliation with American Vantage Media, Mr. Bannon was employed at Jeffries & Company, Inc. during the period July 2000 to April 2002 and with “The Firm” from May 2002 to March 2003. Prior to this, Mr. Bannon was employed by SG Cowan Securities Corporation from July 1998 to March 2000. Mr. Bannon received his MBA from Harvard University. He received his undergraduate degree from Virginia Polytechnical Institute’s College of Architecture and has a graduate degree in Government from Georgetown University.

     David Otto, Director. Mr. Otto, age 46, has been a director of SinoFresh since September 2003 and was formerly an officer and director of SinoFresh – Delaware from October 2002. He was Secretary to SinoFresh until March 29, 2004. In July of 1999, Mr. Otto founded The Otto Law Group, PLLC, in Seattle, Washington. Prior to this, Mr. Otto was employed at Hughes, Hubbard and Reed. Mr. Otto is currently chairman of the board of directors of Dtomi, Inc., and a member of the board of directors of Excalibur USA Custom Window Fashions, Inc., and Saratoga Capital Partners, Inc. Mr. Otto is admitted to practice law in New York and Washington. Mr. Otto graduated from Harvard University in 1981 with his A.B. in Government and his J.D. from Fordham University School of Law in 1987.

     Our directors are elected at the annual meeting of the shareholders and serve until their successors are elected and qualified, or their earlier resignation or removal. Officers are appointed by the board of directors and serve at the discretion of the board of directors or until their earlier resignation or removal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of our shares of voting stock as of December 15, 2004 by: (i) each person who is known by us to beneficially own more than 5% of the issued and outstanding shares of common stock; (ii) the Chairman and Chief Executive Officer; (iii) the directors; and (iv) all of the executive officers and directors as a group. For purposes of the beneficial ownership calculations below, the Series A preferred stock, which is convertible into common stock on a 1-for-1 basis, the Series B preferred stock, which is convertible into common stock on a 2-for-1 basis, and Series C preferred stock, which is convertible into common stock on a 2-for-1 basis are included on an as converted basis such that the total issued, issuable and outstanding voting stock becomes 19,809,917. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable.

Name of Beneficial Owner(1)(2)	No. of shares		Percentage
Charles Fust, Chairman and Chief Executive Officer	7,901,400	(3)(10)	39.79%
P. Robert DuPont, Vice President and a Director	406,000	(4)	2.04%
Scott M. Klein, Chief Financial Officer, Secretary	75,000	(5)	*
Stacey Maloney-Fust, Senior Vice President and a Director	55,000	(11)	*
David Otto, Director(6)	50,000		*
Stephen Bannon, Director(7)	425,000	(8)	2.14%
Moty Hermon	1,229,723	(9)	6.21%
David N. Macrae Trust	2,452,990	(12)(13)	11.60%
David N. Macrae	2,486,323	(14)	11.74%
All officers and directors as a group (6 persons)	8,857,400	(15)	44.11%

*Represents less than 1% of all issued and outstanding voting stock of SinoFresh.

(1)	Unless otherwise noted, the address of each person or entity listed is c/o SinoFresh HealthCare, Inc., 516 Paul Morris Drive, Englewood, FL 34223.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are currently exercisable or exercisable within 60 days of December 9, 2004, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)	Represents 4,846,400 shares of common stock owned by the Charles Fust Family Limited Partnership for which a corporation Mr. Fust controls is the general partner; 3,000,000 shares of common stock issuable upon conversion of 1,500,000 shares of Series B preferred stock held by the Charles Fust Family Limited Partnership, which shares of Series B preferred stock vote on an as converted basis; 5,000 shares of common stock owned by his spouse; and 50,000 shares of common stock issuable pursuant to options exercisable by his spouse, Stacey Maloney-Fust, within the next 60 days.

(4)	Represents 250,000 shares of common stock, 10,000 shares of common stock issuable upon conversion of 10,000 shares of Series A preferred stock, and 146,000 shares of common stock issuable pursuant to options exercisable within the next 60 days.

(5)	Represents 75,000 shares of common stock issuable pursuant to options exercisable within the next 60 days.

(6)	Mr. Otto’s address is 900 Fourth Avenue, Suite 3140, Seattle, WA 98164.

(7)	Mr. Bannon’s address is 1547 18th Street, Santa Monica, CA 90404.

(8)	Represents 375,000 shares of common stock and 50,000 shares of common stock issuable pursuant to options exercisable within the next 60 days.

(9)	Represents 1,229,723 shares of common stock Mr. Moty Hermon has a right to acquire from Mr. Fust pursuant to a put option, which shares of stock have been deposited into escrow by Mr. Fust for the benefit of Mr. Hermon. Mr. Fust holds a proxy to vote the escrowed shares.

(10)	Crown IV Holding, Inc., a Belize corporation (“Crown IV”) has indicated to the Company and Charles Fust that it is the owner of 1,000,000 shares of common stock to which Mr. Fust claims beneficial ownership. In 2002, the Company’s predecessors had retained Sargon Capital, Inc. (a company affiliated with Andrew Badolato) to provide financial advice. At that time, Sargon Capital/Andrew Badolato advised Mr. Fust to put his assets into various off-shore entities, including some of his stock in SinoFresh – Delaware. In connection with the acquisition of the assets of SinoFresh Laboratories by SinoFresh – Delaware, a company formed by Sargon Capital/Andrew Badolato, Mr. Fust was to be issued 6,000,000 (post-merger) shares of common stock for joining SinoFresh – Delaware. Mr. Fust designated some of those shares for employees and, pursuant to recommendations of Sargon Capital/Andrew Badolato, 1,000,000 (post-merger) shares were to be put into an off-shore entity, Crown IV, that Mr. Fust understood to have been created for his benefit and as such, he was the beneficial owner of those shares. A share certificate for 1,000,000 (post-merger) shares was issued in the name Crown IV by SinoFresh – Delaware which Mr. Fust held and did not deliver to Crown IV since he had not been provided any paperwork or other information about Crown IV and he had not yet consulted with his legal advisors regarding same. Later, upon seeking the advice of his personal attorney, it was recommended that he not transfer any property to any off-shore entities but instead transfer property only to his family limited partnership, which he did. Thus, he did not release the share certificate to Crown IV, but instead voided the certificate that was in the name of Crown IV and requested the Company’s transfer agent to issue a certificate for the shares in the name of the Charles Fust Family Limited Partnership; however, he subsequently requested the transfer agent instead to issue the certificate in the name of the escrow agent who is holding 1,229,723 shares in escrow for the benefit of Moty Hermon pursuant to an agreement between Mr.

Fust and Mr. Hermon. Mr. Fust holds a proxy to vote the escrowed shares. Since the attempted removal of Messrs. Bannon and Otto from the board, Crown IV has made demands for the 1,000,000 (post-merger) shares and a representative of Crown IV has threatened to file a suit against Charles Fust, the Company and its counsel in connection with these shares.

(11)	Represents 5,000 shares of common stock and 50,000 shares of common stock issuable pursuant to option exercisable within the next 60 days. Excludes 7,846,400 beneficially owned by her spouse, Charles Fust, an executive officer and director of the Company.

(12)	Represents 1,104,170 shares of common stock, 894,274 shares of common stock issuable pursuant to warrants exercisable within the next 60 days, and 454,546 shares of common stock issuable upon conversion of a debenture that is convertible within the next 60 days.

(13)	Mr. Macrae’s address is 621 Casey Key Rd, Nokomis, FL 34275.

(14)	Represents 33,333 shares of common stock purchase warrants that are exercisable within the next 60 days, and the following securities held by the David N. Macrae Trust for which Mr. Macrae is the trustee: 1,104,170 shares of common stock, 894,274 shares of common stock issuable pursuant to warrants exercisable within the next 60 days, and 454,546 shares of common stock issuable upon conversion of a debenture that is convertible within the next 60 days.

(15)	Represents 5,526,400 shares of common stock; 3,000,000 shares of common stock issuable upon conversion of 1,500,000 shares of Series B preferred stock; 10,000 shares of common stock issuable upon conversion of 10,000 shares of Series A preferred stock; and 321,000 shares of common stock issuable upon exercise of outstanding options that are exercisable within the next 60 days.

EXECUTIVE COMPENSATION

     The following table sets forth all the compensation earned by the person serving as the Chief Executive Officer (Named Executive Officer) during the fiscal years ended December 31, 2003 and 2002. None of the other officers earned greater than $100,000 in total salary and bonuses during fiscal 2003.

SUMMARY COMPENSATION TABLE

				Long Term
Annual Compensation(1)				Compensation Awards
Name And Principal	Fiscal			Securities	All Other
Position	Year	Salary	Bonus	Underlying Options	Compensation

Charles Fust	12/31/03	$150,388		-0-	$14,744
Chairman and Chief Executive Officer	12/31/02	$28,362		-0-	$1,000

(1)	The amounts reflected in the above table do not include any amounts for perquisites and other personal benefits extended to the Named Executive Officer. The aggregate amount of such compensation for the Named Executive Officer is less than 10% of the total annual salary and bonus. Compensation for 2002 is from October 15, 2002 (date of inception) through December 31, 2002.

     Stock Options Granted in Fiscal 2003

     The following table sets forth certain information concerning grants of options made during fiscal 2003 to the Named Executive Officer:

	Number of	Percent of		Fair
	Securities	Total Options		Market
	Underlying	Granted to	Exercise or	Value on
	Options	Employees in	Base Price	Date of	Expiration
Name	Granted (#)(1	2003	($/SH)	Grant	Date

Charles Fust	-0-	N/A	N/A	N/A	N/A

(1)	Excludes an option for 890,000 shares granted to SinoFresh Management, LLC (owned 50/50 by Mr. Fust and Stephen Bannon, a director) which option was voided by the Executive Committee (including Mr. Fust) in April 2004, which action was ratified by majority vote of the board in July 2004.

Aggregate Stock Option Exercises and Year-End Option Value Table

     The following table sets forth certain information concerning option exercises in fiscal 2003, the number of stock options held by the Named Executive Officer as of December 31, 2003 and the value (based on the fair market value of a share of stock at fiscal year-end) of in-the-money options outstanding as of such date.

				Number of Unexercised		Value of Unexercised In-the-
Number of Shares Acquired			Value	Options Held at Fiscal Year-		Money Options at Fiscal
on Exercise			Realized($)	End(#)		Year-End(1)

Name	(#	)	(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Charles Fust	-0-		N/A	N/A	N/A	N/A	N/A

(1)	Options are in-the-money if the fair market value of the common stock exceeds the exercise price of the option. The closing sale price for the Company’s common stock as reported by the NASDAQ Trading and Market Services on December 31, 2003 was $2.20 per share.

Employment Agreements

     As a result of the merger, SinoFresh assumed the employment agreement between Charles Fust and SinoFresh – Delaware dated December 1, 2002. The employment agreement has a term of five years and is renewable upon mutual agreement of the parties. Under that agreement, he is entitled to a base salary, as adjusted, of $180,000 annually and 5.0% of net earnings before taxes. In addition, Mr. Fust is entitled to receive $1,000 per month car allowance. The agreement also provides that SinoFresh and Mr. Fust enter into a stock option agreement under which he would be provided anti-dilution rights so that Mr. Fust’s equity ownership of SinoFresh, on a fully diluted basis, will be no less than 15% so long as the total outstanding shares on a fully diluted basis are less than 100,000,000. The agreement also prohibits Mr. Fust from competing with SinoFresh for a period of three years upon cancellation of the employment agreement. Messrs. Bannon and Otto have indicated that the board never approved the employment agreement. However, the employment agreement is executed by Andrew Badolato, the then President of SinoFresh – Delaware, and all of the members of the board at that time approved the employment agreement by written consent.

     On November 18, 2004, our board of directors appointed Scott M. Klein as our Chief Financial Officer and Secretary. Mr. Klein joined SinoFresh in April 2004 as its controller. The board also approved the salient terms of an employment agreement to be entered into between Mr. Klein and SinoFresh, which employment agreement will provide for a 3-year term commencing as of November 1, 2004 with an annual salary of $110,000, increasing to $120,000 on January 1, 2006 and $135,000 on January 1, 2007. In connection with his promotion to Chief Financial Officer, Mr. Klein was granted a 5-year option for 150,000 shares of common stock with an exercise price of $.75 per share (which was the closing sale price of the stock on November 1, 2004), vesting immediately as to 75,000 shares and the remaining 75,000 shares will vest ratably over 3 years commencing on November 1, 2005. Mr. Klein’s employment agreement will provide that he be granted additional 5-year options for 50,000 shares on November 1, 2005 and on November 1, 2006, each at an exercise price that is the closing sale price of the our common stock on such dates, and these additional options will vest ratably over three years commencing on the date of grant.

Director’s Compensation

     Our directors do not receive any stated salary for their services as directors or members of committees of the board of directors, but by resolution of the board, a fixed fee may be allowed for attendance at each meeting. Directors may also serve the company in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity. Upon their election to the board, non-employee directors are paid $1,500 per day on days board meetings are held, with an annual limit of $4,000. Reasonable travel expenses are reimbursed.

Stock Option Plan

     When we acquired SinoFresh-Delaware, we assumed its 2002 Stock Option Plan (Plan). The Plan may be administered by the board of directors or a committee appointed by the board. Currently, the Plan is administered by our board of directors. The Plan provides for the grant of options (incentive and non-statutory), to officers, employees and independent contractors capable of contributing to the Company’s performance. Incentive stock options may be granted only to employees eligible to receive them under the Internal Revenue Code of 1986, as amended. There are a total of 3,000,000 shares of common stock reserved for grants under the Plan. As of December 31, 2003, the Company had outstanding non-statutory options for 831,000 shares of the Company’s common stock. These options have a term of ten years, unless earlier terminated in accordance with the provisions of the Plan and applicable stock option agreements. The exercise prices of all of the options granted as of December 31, 2003 are $1.00 per share, and generally have scheduled vesting except for options for 126,000 shares, which vested immediately upon grant. Upon expiration of unexercised options, the unpurchased shares subject to such options will again be available for purposes of the Plan.

ORGANIZATION WITHIN PAST FIVE YEARS

     Our current directors may be considered founders or promoters. The consideration paid to our directors is discussed elsewhere in this prospectus.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Charles Fust, the CEO and Chairman of our board of directors, contracted with SinoFresh – Delaware for the assignment of the United States rights to the SinoFresh product patents in exchange for 1,500,000 shares of Series B preferred stock. By virtue of the Merger Agreement, the United States rights to the SinoFresh product patents formerly held by Charles Fust have become the property of SinoFresh. A fairness opinion has been issued to SinoFresh — Delaware verifying that this transaction is fair and was conducted at arms-length.

     SinoFresh contracted with Sargon Capital, Inc. (Sargon) for certain investment banking and consulting services to be provided pursuant to two agreements between SinoFresh and Sargon. Sargon is affiliated with Andrew Badolato both of whom are shareholders of SinoFresh. SinoFresh has terminated the agreements with Sargon. In April 2004, the principals of Sargon filed a complaint alleging a breach of the consulting services agreement by failing to pay certain fees. SinoFresh plans to vigorously defend this claim. See the “Legal Proceedings” section for further discussion.

     SinoFresh’s office facility at 516 Paul Morris Drive, Englewood, Florida, is leased from DuPont and Fust Real Estate Ventures, LLC, which is owned by 50% P. Robert DuPont, the Vice President of Research & Development and a member of our board of directors, and 50% by Charles Fust, the Chairman and CEO. SinoFresh entered into a 5-year lease at a base rent of $5,998.00 per month, effective April 2003, but did not move in or incur expenses until

August 2003. The lease provides for two additional five-year terms at the option of SinoFresh. The base rent is subject to a 4% increase at the time of renewal. The landlord obtained a statement from a real estate professional as to the fair market rent for that facility and at that time the fair market value was deemed to be approximately $5,000 per month with annual increases of 3% per year.

     The Otto Law Group, PLLC, Seattle, Washington, represented SinoFresh and SinoFresh – Delaware on legal matters and billed SinoFresh for legal services pursuant to an engagement agreement. David Otto of The Otto Law Group, PLLC, is a shareholder and a member of our board of directors and was formerly our General Counsel and Secretary. In fiscal 2003 and 2002, The Otto Law Group, PLLC billed SinoFresh approximately $277,000 and $22,000, respectively, for legal fees and expenses.

     SinoFresh paid to Stacey Maloney-Fust the sum of $1,250 per month as rent for a condominium apartment owned by Ms. Maloney-Fust in Sarasota, Florida. The condominium was used as corporate housing for an independent contractor working for SinoFresh whose residence was located elsewhere. SinoFresh’s relationship with the independent contractor terminated and thus these payments ceased in July 2004. Also, during 2003, consulting fees paid to Ms. Maloney-Fust prior to her becoming an officer and a director approximated $10,000.

     In 2003, SinoFresh paid approximately $30,000 in lease payments for office space in Ft. Lauderdale, Florida that had been leased by Charles Fust d/b/a SinoFresh Laboratories, Inc.

     At the time of the acquisition of the assets of SinoFresh Laboratories, Inc. (SinoFresh Labs), SinoFresh agreed to advance funds up to $50,000 in connection with litigation of SinoFresh Labs pending at the time of the acquisition. The litigation has not been resolved and to date SinoFresh has expensed approximately $76,000 for this litigation.

     At the time of the acquisition of SinoFresh Labs, SinoFresh issued to Charles Fust 1,500,000 (postmerger) shares of Series B Preferred Stock for the transfer of his U.S. patents to SinoFresh, and issued 6,000,000 (post-merger) shares of common stock to Charles Fust and certain of his designees in connection with Mr. Fust’s employment with SinoFresh. SinoFresh also expensed approximately $131,000 on behalf of two entities related through common ownership and Charles Fust in connection with the registration and maintenance of certain foreign patents. All such foreign patents have been assigned to SinoFresh.

     In November 2003, the board of directors, by unanimous written consent, granted an option for 890,000 shares of stock to SinoFresh Management, LLC, a company owned by Stephen Bannon and Charles Fust. The LLC agreement provided, among other things, that Bannon was entitled to approximately 500,000 shares under this option. At the time of the grant, not all board members were aware of the interest of the two directors in that company. In April 2004 the Executive Committee (including Mr. Fust) declared that option invalid, and this action was ratified by majority vote of the board of directors at a meeting held in July 2004.

SELLING SHAREHOLDERS

     The following table sets forth information with respect to the number of shares of common stock beneficially owned by the selling shareholders named below and as adjusted to give effect to the sale of the shares offered by this prospectus. The information in the table below is current as of the date of this prospectus. The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

     In December 2004, we closed on a financing transaction with certain institutional and private investors and received a total of $1,830,000 from the sale of two-year senior secured 6% convertible debentures. The debentures are convertible into a total of 3,327,273 shares of our common stock at any time at the option of the holders, at a conversion price of $0.55 per share.

     On the closing date, we issued to the debenture investors 5-year warrants to purchase a total of 1,663,645 shares of our common stock, with an exercise price of $0.60 per share of common stock..

     We engaged the services of an investment banking firm and placement agent, Bristol Investment Group, Inc., to assist us in raising capital. In connection with the above-referenced debenture financing, we paid the placement agent $112,850 and issued to the placement agent a 5-year warrant to purchase a total of 320,000 shares of our common stock, with an exercise price of $0.55 per share.

     We are registering for resale by the investors in the debenture financing 4,990,918 shares of common stock issuable upon conversion of their debentures and exercise of their warrants, pursuant to registration rights agreements with them, plus an additional 1,663,650 shares of common stock that may be issued on account of interest or anti-dilution adjustments relating to the debentures. Also included, pursuant to registration rights, are 320,000 shares of common stock issuable upon exercise of warrants issued to a placement agent in connection with the debenture financing. In addition, pursuant to registration rights agreements affording certain existing security holders piggy-back registration rights, we are also registering for resale 1,018,490 shares of common stock and 2,048,095 shares of common stock issuable upon exercise of outstanding warrants which are exercisable at prices ranging from $0.29 to $7.00 per share.

     We determined beneficial ownership in accordance with rules promulgated by the Securities and Exchange Commission (the SEC), and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise indicated, we believe the persons or entities named in the following table have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to community property laws where applicable. To prevent dilution to the selling shareholders, the following numbers may change because of stock splits, stock dividends or similar events involving our common stock, or as a result of anti-dilution provisions contained in the debentures and warrants held by the selling shareholders.

     The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of December 15, 2004, by each of the selling shareholders. The number of shares in the column labeled “Shares Registered in this Offering” represent all of the shares that each selling shareholder may offer under this prospectus. The table assumes that the selling shareholders sell all of the shares. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling shareholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling shareholders regarding the sale of any of the shares other than our agreement with certain of the selling shareholders to maintain the effectiveness of this registration statement until the earlier of the date that all of their shares are sold and the date on which their shares become eligible for resale under Rule 144(k).

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					Beneficial Ownership
					After This Offering
	Beneficial		Shares		Number
	Ownership Prior		Registered in		of
Name	to This Offering		This Offering		Shares(1)	Percent(1)
Bushido Capital Master Fund, L.P.	681,820	(2)	909,094	(3)		*
Gamma Opportunity Capital Partners, LP	681,820	(2)	909,094	(3)		*
DCOFI Master LDC	681,820	(2)	909,094	(3)		*
Bluegrass Growth Fund, LP	681,820	(2)	909,094	(3)		*
Bluegrass Growth Fund, Ltd.	681,820	(2)	909,094	(3)		*
David N. Macrae Trust	2,452,990	(4)	1,576,094	(5)	1,104,170	3.78%
Asset Managers International Ltd.	625,002	(6)	852,276	(7)		*
DC Asset Management LLC	56,818	(8)	56,818	(8)		*
Richard Molinski	68,183	(9)	90,910	(10)		*
Christopher C. Moore	162,500	(11)	200,000	(12)	12,500	*
Bristol Investment Partners LP I	408,500	(13)	396,000	(14)	12,500	*
Michael Gottlieb	417,125	(15)	44,000	(16)	373,125	1.28%
InvestLinc Emerging Growth Equity	97,577	(17)	97,577	(17)		*
InvestLinc Equity Fund II	250,913	(17)	250,913	(17)		*
InvestLinc Group LLC	470,000	(18)	470,000	(18)		*
D&J Properties	100,000	(19)	100,000	(19)		*
Raymond J. Fonseca, D.M.D.	6,250	(20)	6,250	(20)		*
William J. Kelvie	16,250	(21)	6,250	(20)	10,000	*
Seth I. Rosenberg, M.D.	6,250	(20)	6,250	(20)		*
Herbert S. Silverstein, M.D.	11,250	(20a)	6,250	(20)	5,000	*
James A. Stankiewicz, M.D.	6,250	(20)	6,250	(20)		*
Jur T. Strobos, M.D.	6,250	(20)	6,250	(20)		*
Richard M. Goldfarb, M.D.	50,000	(22)	50,000	(22)		*
John Dowd	33,350	(23)	33,350	(23)		*
Murdina Macrae Trust	33,350	(23)	33,350	(23)		*
Raymond Debbane	66,700	(23)	66,700	(23)		*
Urpo Uosikkinen	16,670	(24)	6,670	(23)	10,000	*
Ken Hall	33,350	(23)	33,350	(23)		*
Mark Sirrangelo	16,675	(23)	16,675	(23)		*
Donald Fee	16,675	(23)	16,675	(23)		*
Ventures Unlimited LLC	33,350	(23)	33,350	(23)		*
FFI Clearpath	200,100	(23)	200,100	(23)		*
Stellar Enterprises	16,675	(23)	16,675	(23)		*
Eugene Thomason	33,350	(23)	33,350	(23)		*
The San Vicente Group, LLC	33,350	(23)	33,350	(23)		*
Tim Kepler	50,000	(25)	50,000	(25)		*
Best Bet Media Group	150,000	(26)	190,000	(27)		*
Reno Rolle	50,000	(28)	200,000	(29)		*
Ed McMahon	-0-		160,000	(30)		*
David N. Macrae	2,486,323	(31)	100,000	(32)	1,104,170	3.78%
Bryan W. Miller	37,500	(33)	37,500	(33)		*
Victor Rones	12,500	(33)	12,500	(33)		*

*Represents beneficial ownership of less than one percent.

(1)	Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling shareholders are under no obligation known to us to sell any shares of common stock at this time.

(2)	Represents 454,546 shares of common stock that may be acquired immediately upon conversion of an outstanding secured debenture at a conversion rate of $0.55 per share and 227,274 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $0.60 per share. The debentures and warrants were acquired from SinoFresh in a private placement which closed in December 2004.

(3)	Represents 454,546 shares of common stock issuable upon conversion of an outstanding secured debenture, 227,274 shares of common stock issuable upon exercise of a warrant, and an additional 227,274 shares of common stock issuable on account of interest payments at the discretion of SinoFresh (subject to conditions being met as stated in the debenture) and any possible anti-dilution adjustments relating to the debenture.

(4)	Represents 1,104,170 shares of outstanding common stock; 667,000 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $5.00 per share, which warrant was purchased from SinoFresh in a private placement in September 2003; 454,546 shares of common stock that may be acquired immediately upon conversion of an outstanding secured debenture at a conversion rate of $0.55 per share and 227,274 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $0.60 per share, which debenture and warrant were acquired from SinoFresh in a private placement which closed in December 2004.

(5)	Represents 454,546 shares of common stock issuable upon conversion of an outstanding secured debenture, 894,274 shares of common stock issuable upon exercise of warrants, and an additional 227,274 shares of common stock issuable on account of interest payments at the discretion of SinoFresh (subject to conditions being met as stated in the debenture) and any possible anti-dilution adjustments relating to the debenture.

(6)	Represents 454,546 shares of common stock that may be acquired immediately upon conversion of an outstanding secured debenture at a conversion rate of $0.55 per share and 170,456 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $0.60 per share, which debenture and warrant were acquired from SinoFresh in a private placement which closed in December 2004.

(7)	Represents 454,546 shares of common stock issuable upon conversion of an outstanding secured debenture, 170,456 shares of common stock issuable upon exercise of a warrant, and an additional 227,274 shares of common stock issuable on account of interest payments at the discretion of SinoFresh (subject to conditions being met as stated in the debenture) and any possible anti-dilution adjustments relating to the debenture.

(8)	Represents 56,818 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $0.60 per share.

(9)	Represents 45,456 shares of common stock that may be acquired immediately upon conversion of an outstanding secured debenture at a conversion rate of $0.55 per share and 22,727 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $0.60 per share, which debenture and warrant were acquired from SinoFresh in a private placement which closed in December 2004.

(10)	Represents 45,456 shares of common stock issuable upon conversion of an outstanding secured debenture, 22,727 shares of common stock issuable upon exercise of a warrant, and an additional 22,727 shares of common stock issuable on account of interest payments at the discretion of SinoFresh (subject to conditions being met as stated in the debenture) and any possible anti-dilution adjustments relating to the debenture.

(11)	Represents 12,500 shares of common stock owned jointly with spouse; 100,000 shares of common stock that may be acquired immediately upon conversion of an outstanding secured debenture at a conversion rate of $0.55 per share and 50,000 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $0.60 per share, which debenture and warrant were acquired from SinoFresh in a private placement which closed in December 2004.

(12)	Represents 100,000 shares of common stock issuable upon conversion of an outstanding secured debenture, 50,000 shares of common stock issuable upon exercise of a warrant, and an additional 50,000 shares of common stock issuable on account of interest payments at the discretion of SinoFresh (subject to conditions being met as stated in the debenture) and any possible anti-dilution adjustments relating to the debenture.

(13)	Represents 12,500 shares of common stock, 108,000 shares of common stock that may be acquired immediately upon exercise of outstanding warrants at an exercise price of $1.00 per share, and 288,000 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $0.55 per share. The warrants were issued in connection with a warrant financing which closed in September 2003 and the debenture financing which closed in December 2004, respectively. The selling shareholder is an affiliate of Bristol Investment Group, Inc., a NASD member broker/dealer firm.

(14)	Represents shares of common stock that may be acquired upon exercise of outstanding warrants.

(15)	Represents 123,125 shares of common stock; 250,000 shares of common stock beneficially owned by Mr. Gottlieb’s spouse; 12,000 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $1.00 per share, and 32,000 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $0.55 per share. The warrants were issued to the broker in connection with the warrant private placement which closed in September 2003 and the debenture private placement which closed in December 2004, respectively. The selling shareholder is a broker licensed with Southwest Securities, Inc., a NASD member broker/dealer firm.

(16)	Represents shares of common stock that may be acquired upon exercise of outstanding warrants.

(17)	Represents shares of outstanding common stock. The shares were issued to the shareholder by SinoFresh’s predecessor in connection with an amendment to a loan agreement in 2002.

(18)	Represents 420,000 outstanding shares of common stock and 50,000 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $1.00 per share. The shares and warrant were issued to the shareholder in connection with an amendment to a loan agreement and a consulting agreement, respectively.

(19)	Represents 50,000 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $1.00 per share, and 50,000 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $5.00 per share. The warrants were issued in connection with a loan transaction.

(20)	Represents shares of common stock that may be acquired upon exercise of outstanding warrants at an exercise price of $1.00 per share. These warrants were issued to these individuals for their service on our Medical Advisory Board.

(20a)	Represents 5,000 outstanding shares of common stock and 6,250 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $1.00 per share.

(21)	Represents 6,250 shares of common stock that may be acquired upon exercise of outstanding warrant at an exercise price of $1.00 per share, which warrant was issued in respect of service on our Medical Advisory Board; and 10,000 shares owned jointly with spouse.

(22)	Represents shares of common stock that may be acquired upon exercise of 25,000 outstanding warrants at an exercise price of $2.00 per share, and 25,000 outstanding warrants at an exercise price of $1.00 per share, which warrants were issued in respect of service on our Medical Advisory Board.

(23)	Represents shares of common stock that may be acquired immediately upon exercise of outstanding warrants at an exercise price of $5.00 per share. These warrants were issued in a private placement of warrants that were sold at a price of $1.20 per warrant in September 2003.

(24)	Represents 10,000 shares of common stock, and 6,670 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $5.00 per share, which warrant was issued in a private placement of warrants that were sold at a price of $1.20 per warrant in September 2003.

(25)	Represents shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $4.00 per share. The warrant was issued in exchange for services.

(26)	Represents shares of outstanding common stock issued in exchange for services.

(27)	Represents 150,000 shares of outstanding common stock and 40,000 shares of common stock that may be acquired upon exercise of an outstanding warrant at an exercise price of $0.29 per share, which warrant vests in October 2005. These securities were issued in respect of services.

(28)	Represents shares of outstanding common stock issued in exchange for services.

(29)	Represents 50,000 shares of common stock and 150,000 shares of common stock that may be acquired upon exercise of an outstanding warrant at an exercise price of $0.60 per share, which warrant vests in August 2005. These securities were issued in respect of services.

(30)	Represents 160,000 shares of common stock that may be acquired upon exercise of an outstanding warrant at an exercise price of $0.29 per share, which warrant vests in October 2005. The warrant was issued in exchange for services.

(31)	Represents 33,333 shares of common stock that may be acquired immediately upon exercise of an outstanding warrant at an exercise price of $7.00 per share. Also includes the following securities held by the David N. Macrae Trust, for which Mr. Macrae is trustee: 1,104,170 shares of common stock, 894,274 shares of common stock issuable pursuant to warrants that are exercisable within the next 60 days, and 454,546 shares of common stock issuable upon conversion of a debenture that is convertible within the next 60 days. Excludes 66,667 common stock purchase warrants that vest ratably in 2005 and 2006. See also Note 4 above.

(32)	Represents 100,000 common stock purchase warrants with an exercise price of $7.00 per share, 33,333 of which are currently exercisable and the remaining 66,667 warrants vest ratably in September 2005 and September 2006.

(33)	Represents shares of common stock issued in connection with the settlement of a lawsuit.

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PLAN OF DISTRIBUTION

     We will not receive any proceeds from the sale of the shares covered by this prospectus. The shares are being offered on behalf of the selling shareholders. The shares may be sold or distributed from time to time by the selling shareholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

     The sale of the shares may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services in the over-the-counter market;

•	through the writing of options, whether the options are listed on an option exchange or otherwise;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	through the settlement of short sales;

•	through privately negotiated transactions or

•	through any other legally available method.

     In addition, any shares that qualify for resale pursuant to Rule 144 of the Securities Act of 1933, as amended (Securities Act) may be sold under Rule 144 of the Securities Act rather than pursuant to this prospectus.

     The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell these securities from time to time pursuant to this prospectus.

     These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

     In addition, the selling shareholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares which may be resold thereafter pursuant to this prospectus if the shares are delivered by the selling shareholders.

     Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders or purchasers of the shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

     The staff of the SEC is of the view that selling security holders who are registered broker dealers or affiliates of registered broker dealers may be underwriters under the Securities Act. The SEC is also of the view that any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling shareholder can presently estimate the amount of such compensation. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered in this prospectus. We know of no existing arrangements between any selling shareholder, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

     The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. The selling shareholders may not effect any sale or distribution of the shares pursuant to this prospectus until after the prospectus has been appropriately amended or supplemented, if required.

     The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act, as amended. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act, as amended if any such broker-dealers purchase shares as principal.

     We have agreed with the selling shareholders holding debentures that we will maintain the effectiveness of this registration statement until the earlier of the sale of all the shares held by such holders or the date on which the shares may be publicly resold under Rule 144(k). No sales may be made using this prospectus after that date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. We can not assure you that the selling shareholders will sell any of the shares offered by this prospectus. We have agreed to indemnify certain selling shareholders against certain liabilities arising under the Securities Act and the Exchange Act.

DESCRIPTION OF SECURITIES

Common Stock

     The holders of SinoFresh’s common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the board of directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities. Upon our liquidation, dissolution or winding-up, and after payment of creditors and preferred shareholders, if any, our assets will be divided pro rata on a share-for-share basis among the holders of the shares of common stock. Each share of the common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. We have authorized 500,000,000 shares of no par value common stock. As of December 15, 2004, there are 14,087,120 shares issued and outstanding and $132,000 warrant subscriptions receivable.

     We entered into registration rights agreements with holders of our restricted common stock and agreed to register for resale for these holders approximately 1,018,490 shares of common stock, which shares are included in the registration statement of which this prospectus is a part.

Preferred Stock

     Our Articles of Incorporation authorize the issuance of up to 200,000,000 shares of “blank check” preferred stock with such rights and preferences as our board of directors, without further shareholder approval, may determine from time to time. Of these authorized preferred shares, SinoFresh has designated 858,170 shares as Series A preferred stock, 1,500,000 shares as Series B preferred stock, and 1,250,000 shares as Series C preferred stock. All preferred stock ranks senior to common stock as to payment of dividends and distribution of assets. Series A and B preferred stock ranks junior to Series C preferred stock, and Series A preferred stock ranks junior to Series B preferred stock, as to payment of dividends and distribution of assets. All three series of preferred stock have a liquidation value of $2.00 per share. Series A preferred shares are convertible into common stock on a one-for-one basis, while Series B and C preferred shares are convertible on a two-for-one basis, and, all have voting rights equivalent to the common stock into which they are convertible. In September 2004, the shares of common stock underlying the outstanding preferred stock became eligible for resale under Rule 144. There are 823,797 shares of Series A preferred stock outstanding, 1,500,000 shares of Series B preferred outstanding and 949,500 shares of Series C preferred stock outstanding, as of December 15, 2004

     Holders of our Series A and C preferred stock have certain registration rights pertaining to their underlying shares of common stock; however, the Company believes that its obligations to register the stock are moot since the holders of those shares are able to now convert and sell under Rule 144. The terms of the Series B preferred stock provide that shares issuable upon conversion of the Series B preferred stock may be registered for resale at the sole discretion of the Company.

Debentures

     In connection with a recent financing, we issued $1,830,000 of senior secured 6% convertible debentures which have a maturity date of December 5, 2006. The debentures are convertible into 3,327,273 shares of common stock at a conversion price of $0.55 per share. The debentures are secured by substantially all of our assets, including our U.S. patents, and the assets of our subsidiary. The debentures contain anti-dilution provisions under which the number of shares issuable upon conversion of the debentures and the conversion price will be adjusted upon the sale by us of common stock or securities convertible into or exercisable for common stock at prices below the then existing conversion price of the debenture, the occurrence of stock splits, stock distributions, and other corporate events. The shares of common stock issuable upon conversion of the debentures are included for resale in this prospectus pursuant to registration rights provisions of the debentures at 150% (4,990,923 shares) of the shares issuable upon conversion. We are obligated to keep the registration statement effective until the earlier of the sale of all of the conversion shares and the date on which the shares may be publicly resold under Rule 144(k). We may, at our option, require the conversion of all of the debentures into shares of common stock provided that the market price of our common stock exceeds 300% of the conversion price of the debentures then in effect for at least 20 consecutive trading days and until delivery of a notice of mandatory conversion in accordance with the terms of the debenture.

     Under the debentures, we are prohibited from taking certain corporate actions without the written consent of the holders of the debentures, including the making of distributions on our capital stock; the redemption or repurchase of our securities; the creation of any liability or lien on our assets except borrowings existing or committed on December 6, 2004, obligations to trade creditors or financial institutions incurred in the ordinary course of business, and loans to repay the debentures; the sale or other disposition of any significant portion of our assets outside of the ordinary course of business; the loaning or the advancing of any funds or credit, except in connection with any such items in existence or committed on December 6, 2004, or made in the ordinary course of business, or that are not in excess of $50,000 if made outside the ordinary course of business; and create any contingent liabilities except those that are in existence on December 6, 2004 or are made in the ordinary course of business.

     We will be subject to significant liquidated damages if we default under the debentures. An event of default under the debentures includes, among other things, the failure to pay principal or interest when due; the breach of certain covenants that is not cured within 10 days after notice thereof; the failure to timely deliver shares of common stock upon conversion; the failure to timely file the registration statement for the debenture holders or to obtain effectiveness of the registration statement from the SEC within 60 days (or 135 days under certain circumstances) from the date of filing the registration statement with the SEC or timely amend or supplement the registration statement thereafter. In the event of a default, the holders of the debentures, in their discretion, may accelerate the maturity date (such accelerated date being the “Mandatory Prepayment Date”), and the payoff amount of the debentures would be equal to the higher of (the “Default Amount”):

     (a) 125% multiplied by the Default Sum (with “Default Sum” defined as the sum of (i) the then outstanding principal plus (ii) the accrued and unpaid interest plus (iii) accrued and unpaid default interest plus (iv) any amounts owed under the registration rights agreement among the Company and the holders of the debentures; or

     (b) the parity value of the Default Sum, where the “parity value” is equal to product of (i) the highest number of shares of common stock issuable upon conversion of or otherwise pursuant to such Default Sum in accordance with the conversion provisions of the debentures, multiplied by (ii) the market price for the common stock during the period beginning on the date of the first occurrence of an event of default and ending on the day prior to the Mandatory Prepayment Date.

     If the Default Amount is not paid within 5 business days of written demand for same by the holder, the holder has the right at any time, so long as we remain in default, to require us to issue, in lieu of the Default Amount, the number of shares of common stock equal to the Default Amount divided by the conversion price then in effect.

     We may not voluntarily prepay the debentures except if we pay in respect thereof the Default Amount.

     The debentures are secured by all of our assets and the assets of our subsidiary, including our U.S. patents. Further, our subsidiary has guaranteed the performance of our obligations under the debentures and the related security agreements and warrants.

Warrants and Stock Options

     Warrants

     In connection with the debenture financing, we issued to the debenture holders and a placement agent warrants to purchase 1,663,645 and 320,000 shares of common stock, respectively. The warrants have an exercise price of $0.60 and $0.55 per share, respectively, and expire on December 6, 2009. If the resale of the shares of common stock is not registered for resale pursuant to an effective registration statement, the warrant may be exercised by a cashless procedure whereby, in lieu of paying for the shares in cash, the holder may pay for shares purchased by surrendering the warrant for a number of shares of common stock determined in accordance with a specified formula. The warrants contain anti-dilution provisions under which the number of shares issuable upon exercise of the warrants and the exercise price will be adjusted upon the issuance of common stock or securities convertible into or exercisable for common stock at prices lower than the then effective exercise price of the warrants, the occurrence of stock splits, stock distributions, and other corporate events. The 1,663,645 and 320,000 shares of common stock issuable upon exercise of the warrants are included for resale in this prospectus pursuant to registration rights agreements. We are obligated to keep the registration statement effective until the earlier of the sale of all of the warrant shares and the date on which such shares may be publicly resold under Rule 144(k).

     We have outstanding additional warrants to purchase a total of 2,421,470 shares of common stock. The warrants were issued in private placements and to consultants and vendors in respect of services. The warrants have exercise prices ranging from $0.29 to $7.00 per share, and expire at varying times from February, 2005 through October, 2009. The warrants contain piggy-back registration rights provisions. The warrants contain standard anti-dilution provisions pursuant to which the number of shares issuable upon exercise of the warrants will be adjusted upon stock splits, stock distributions and the like.

     Stock Options

     We have issued options to purchase 269,625 shares of common stock to independent consultants at exercise prices ranging from $1.00 to $1.50 per share. All of these options are currently exercisable and expire at varying times between September 1, 2008 and July 7, 2009.

     Plan Stock Options

     We have reserved for options under our 2002 Stock Option Plan 3,000,000 shares of common stock. As of December 15, 2004, there were outstanding options under the Plan for 1,386,000 shares of common stock, at exercise prices ranging from $0.75 to $1.70 per share. Of these options, approximately 953,000 shares are exercisable within the next 60 days. As of December 15, 2004, there are 1,614,000 shares of common stock available for option grants under the Plan.

Registration Rights Agreements

     Registration Rights of the Holders of Debentures and Related Warrants. We entered into a registration rights agreements with the holders of the debentures and related warrants pursuant to which we are including in this registration statement a total of 4,990,923 shares of common stock issuable upon conversion of the debentures and that may be issuable under the debentures on account of interest payments and certain anti-dilution adjustments, and

1,663,645 shares of common stock that are issuable upon exercise of the warrants. If the registration statement is not declared effective within 60 days of the filing date (or 135 days from the filing date if it is reviewed by the SEC), or if sales of the shares may not be made pursuant to the registration statement after effectiveness, or the common stock ceases to be traded on the OTCBB or, if applicable, a national securities exchange or Nasdaq, the Company will be obligated to pay to each holder of the debentures or the securities underlying the debentures or the warrants an amount equal to the original principal amount of the debentures, multiplied by the Applicable Percentage (defined below) times:

     (i) the number of months (prorated for partial months) after the end of the aforementioned 135 day period and prior to the date the registration statement is declared effective by the SEC, exclusive of delays attributable to the investors; or

     (ii) the number of months (prorated for partial months) that sales of all of the registered shares cannot be made pursuant to the registration statement after the registration statement has been declared effective, excluding certain allowed delays as provided in the agreement; or

     (iii) the number of months (prorated for partial months) that the common stock is not listed or included for quotation on the OTCBB, Nasdaq or a national securities exchange, or that trading in the common stock is halted after the registration statement has been declared effective.

     The “Applicable Percentage” means (i) one percent during the first 30 days that any of the foregoing events has occurred and is continuing, and (ii) two percent after the first 30 days that any of the foregoing events has occurred and is continuing.

     The registration rights agreement also provides for piggyback registration rights if we fail to file the mandatory registration statement or fail to maintain its effectiveness until the earlier of (i) the date on which all of the shares of common stock underlying the debentures and the related warrants have been sold and (ii) the date such shares may be sold under Rule 144(k).

     SinoFresh and the holders of the debentures and related warrants have agreed to indemnify each other for certain acts or omissions of the indemnifying party in connection with the registration of the registered shares.

     Other Registration Rights. We have included in this registration statement 1,018,490 shares of common stock held by certain shareholders, and 2,741,470 shares of common stock issuable upon exercise of outstanding warrants, pursuant to piggy-back registration rights provisions contained in related registration rights agreements and/or warrants. Those agreements do not contain damages provisions or other penalties for failure to obtain or maintain effectiveness of the registration statement. Certain of the registration rights provisions provide for cross-indemnification for certain acts or omissions of the indemnifying party in connection with the registration of the shares.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock and our preferred stock is American Stock Transfer & Trust company, 6201 15th Avenue, 3rd Floor, Brooklyn, New York 11219.

Indemnification and Limited Liability Provisions

     We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided in that statute. Our Articles of Incorporation, require the company to indemnify each of our directors and officers against liabilities imposed upon them (including reasonable amounts paid in settlement) and expenses incurred by them in connection with any claim made against them or any action, suit or proceeding to which they may be a party by reason of their being or having been a director or officer of the company. We maintain officer’s and director’s liability insurance coverage with limits of liability of $4,000,000 in excess of the first $1,000,000 limit of liability. There can be no assurance that such insurance will be available in the future, or that if available, it will be available on terms that are acceptable to the us. Furthermore, there can be no assurance that the insurance coverage provided will be sufficient to cover the amount of any judgment awarded against an officer or director (either individually or in the aggregate). Consequently, if such judgment exceeds the coverage under the policy, the we may be forced to pay such difference.

     We intend to enter into indemnification agreements with each of our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Management believes that such indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion or the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

EXPERTS

     The financial statements as of and for the year ended December 31, 2003 included in this prospectus have been so included in reliance on the report of Moore Stephens Lovelace, P.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The financial statements as of and for the year ended December 31, 2002 included in this prospectus have been audited by Salberg & Company, P.A., our former independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

LEGAL OPINION

     Greenberg Traurig P.A. has rendered an opinion with respect to the validity of the shares of common stock covered by this prospectus.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

     Effective March 4, 2004, SinoFresh dismissed Salberg & Company, P.A. (Salberg) as the independent auditors of our consolidated financial statements. We appointed Moore Stephens Lovelace, P.A., effective March 4, 2004, as our independent auditors. The decision to change auditors was approved by our board of directors on March 4, 2004 at which time we believed that two of the formerly five board members had been previously removed by shareholder written consents. Subsequent to such date, it was determined that there was a technical deficiency in the written consents and as a result, two of the five board members had not been removed and therefore were still on the board. However, on March 29, 2004, at a meeting of the full board of directors, a majority of the board of directors ratified and approved the termination of Salberg and the appointment of Moore Stephens Lovelace, P.A. as our independent auditors effective March 4, 2004.

     In September 2003, we acquired SinoFresh HealthCare, Inc., a Delaware corporation (the Delaware Company) by merger of that Delaware Company into SinoFresh Acquisition Sub, Inc., a Florida corporation and our wholly-owned subsidiary. SinoFresh Acquisition Sub remained the surviving entity, changed its name to SinoFresh Corporation and is our operating subsidiary. Post-merger, we filed a Form 8-K/A which included the financial statements of the Delaware Company for the period from October 15, 2002 (inception) to December 31, 2002, as audited by Salberg (which at the time of the merger became our independent auditors), together with unaudited financial statements for the six months ended June 30, 2003. The consolidated financial statements of the Delaware Company are deemed our financial statements of the post-merger. No report of Salberg on our consolidated financial statements for the fiscal year ended December 31, 2002 contained an adverse opinion or disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope, or accounting principles.

During Salberg’s engagement and through the date of its letter, there were no disagreement(s) with Salberg on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Salberg, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

     During Salberg’s engagement and through the date of its letter, Salberg did not advise us of any matters listed in paragraphs (1) through (3) of Item 304(a)(1)(iv)(B) of Regulation S-B, except as follows: On February 26, 2004, Salberg requested, as an expanded audit procedure, the engagement of an outside specialist to review accounting matters relating to a recently filed lawsuit against us and our management. We did not disagree with Salberg’s request. However, we decided to instead replace Salberg with a larger accounting firm that has more resources and personnel to complete the audit of our 2003 consolidated financial statements and also perform any expanded audit procedures the new accounting firm deemed appropriate. We authorized Salberg to respond fully to any inquiries about the foregoing made by Moore Stephens Lovelace, P.A.

     We furnished Salberg with a copy of our above statements, filed with the SEC on an amended Form 8-K on April 12, 2004 and which are duplicated herein, in response to Item 304(a)(1) Regulation S-B and requested that Salberg furnish us with a letter addressed to the Securities and Exchange Commission, stating whether or not it agreed with such statements. A copy of Salberg’s letter, dated March 30, 2004, is included as an exhibit to the registration statement of which this prospectus is a part.

INDEX TO THE FINANCIAL STATEMENTS

Page
Condensed Consolidated Balance Sheets as of September 30, 2004 (unaudited) and December 31, 2003	F-2

Condensed Consolidated Statements of Operations – for the three and nine months ended September 30, 2004 and 2003 (unaudited)	F-3

Condensed Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2004 and 2003 (unaudited)	F-4

Notes to Unaudited Condensed Consolidated Financial Statements	F-5

Report of Independent Registered Public Accounting Firm	F-10

Report of Former Independent Registered Public Accounting Firm	F-11

Consolidated Balance Sheets as of December 31, 2003 and 2002	F-12

Consolidated Statements of Operations – for the year ended December 31, 2003 and October 15, 2002 (date of inception) to December 31, 2002	F-13

Consolidated Statements of Changes in Shareholders’ Equity for year ended December 31, 2003 and October 15, 2002 (date of inception) to December 31, 2002	F-14

Consolidated Statements of Cash Flows for year ended December 31, 2003 and October 15, 2002 (date of inception) to December 31, 2002	F-16

Notes to Consolidated Financial Statements	F-17

SINOFRESH HEALTHCARE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2004	December 31, 2003
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$121,231	$368,394
Accounts receivable, net of allowances of $21,083 and $15,000	602,397	645,969
Inventory	9,020	172,007
Other current assets	110,861	174,283

TOTAL CURRENT ASSETS	843,509	1,360,653

FURNITURE AND EQUIPMENT, NET	117,961	138,191
PATENTS, NET	2,576,937	2,750,010
GOODWILL	2,409,401	2,409,401
OTHER ASSETS	6,418	7,218

TOTAL ASSETS	$5,954,226	$6,665,473

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of convertible notes payable and capital leases	$199,699	$584,826
Accounts payable, including $198,948 and $102,866 due to related parties	1,781,028	693,258
Accrued expenses, including $172,875 and $245,889 due to related parties	548,703	679,124

TOTAL CURRENT LIABILITIES	2,529,430	1,957,208

CAPITAL LEASES, NET OF CURRENT MATURITIES	67,360	83,851

TOTAL LIABILITIES	2,596,790	2,041,059

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock, no par value; 500,000,000 shares authorized; 13,314,323 shares issued and outstanding as of September 30, 2004; 10,280,083 shares issued and outstanding and 3,021,740 shares issuable at December 31, 2003	2,273,866	2,251,991
Preferred stock, no par value; 200,000,000 shares authorized:
Series A convertible preferred stock, voting; 858,170 shares authorized, issued and outstanding (aggregate liquidation value of $1,716,339 at at September 30, 2004)	1,716,339	1,716,339
Series B convertible preferred stock, voting; 1,500,000 shares authorized, issued and outstanding (aggregate liquidation value of $3,000,000 at September 30, 2004)	3,000,000	3,000,000
Series C convertible preferred stock, voting; 1,250,000 shares authorized; 1,218,711 shares issued and outstanding (aggregate liquidation value of $2,437,422 at September 30, 2004)	2,189,261	2,189,261
Accumulated deficit	(5,690,030)	(4,281,177)
Warrant subscriptions receivable	(132,000)	(252,000)

TOTAL STOCKHOLDERS’ EQUITY	3,357,436	4,624,414

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$5,954,226	$6,665,473

See notes to condensed consolidated financial statements.

SINOFRESH HEALTHCARE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
REVENUE	$1,170,425	$426,163	$3,285,857	$777,888

COST OF REVENUE	325,651	178,724	816,010	271,516

GROSS PROFIT	844,774	247,439	2,469,847	506,372
OPERATING EXPENSES
Salaries and related expense	301,005	221,741	921,442	503,249
Professional fees	186,294	408,688	1,027,617	976,800
Other general and administrative	122,746	141,156	413,199	378,901
Marketing and advertising expenses	93,268	168,142	1,066,883	466,359
Research and development expenses	15,496	73,939	279,744	129,874
Depreciation and amortization	65,448	63,450	196,250	187,860

TOTAL OPERATING EXPENSES	784,257	1,077,116	3,905,135	2,643,043

INCOME (LOSS) FROM OPERATIONS	60,517	(829,677)	(1,435,288)	(2,136,671)
OTHER INCOME (EXPENSE):
Interest, net	8,228	(23,136)	(19,316)	(65,134)
Other income (expense)	338	(153,923)	45,751	(153,512)

TOTAL OTHER INCOME (EXPENSE)	8,566	(177,059)	26,435	(218,646)

NET INCOME (LOSS) BEFORE INCOME TAXES	69,083	(1,006,736)	(1,408,853)	(2,355,317)

PROVISION FOR INCOME TAXES	—	—	—	—

NET INCOME (LOSS)	$69,083	$(1,006,736)	$(1,408,853)	$(2,355,317)

NET INCOME (LOSS) PER COMMON SHARE
-basic	$0.01	$(0.09)	$(0.11)	$(0.21)

-diluted	$0.00	$(0.09)	$(0.11)	$(0.21)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
-basic	13,314,323	11,362,331	13,313,639	10,968,612

-diluted	19,833,085	11,362,331	13,313,639	10,968,612

See notes to condensed consolidated financial statements.

SINOFRESH HEALTHCARE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Nine Months Ended September 30,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,408,853)	$(2,355,317)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Stock, stock options and warrants issued for services	21,875	706,125
Stock issued for settlement cost and to consultant	—	100,000
Amortization and depreciation	196,250	187,860
Bad debt expense	—	14,000
Change in allowance for returns	6,083	—
Other	—	(3,238)
Changes in assets and liabilities:
Accounts receivable	37,489	(169,130)
Inventory	162,987	(193,876)
Other current assets	63,422	(86,756)
Other assets	800	6,367
Accounts payable	1,087,770	433,725
Accrued expenses	(130,421)	252,332
Deferred revenue	—	(17,678)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	37,402	(1,125,586)

INVESTING ACTIVITIES
Acquisition of SinoFresh Laboratories, Inc., net of cash	—	(72,605)
Payments for furniture and equipment	(2,947)	(17,014)

NET CASH USED IN INVESTING ACTIVITIES	(2,947)	(89,619)

FINANCING ACTIVITIES
Net proceeds from issuance of stock and warrants	—	1,930,907
Payments received on warrant subscriptions receivable	120,000	—
Proceeds from short-term notes payable	—	300,000
Payments on short-term notes payable	—	(10,500)
Payments on long-term debt and capital leases	(401,618)	(237,711)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(281,618)	1,982,696

NET INCREASE (DECREASE) IN CASH	(247,163)	767,491

CASH AND CASH EQUIVALENTS — beginning of period	368,394	245,685

CASH AND CASH EQUIVALENTS — end of period	$121,231	$1,013,176

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$41,914	$145,319

See notes to condensed consolidated financial statements.

SinoFresh HealthCare, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements
September 30, 2004

Note 1. Basis of Presentation

     The accompanying unaudited financial statements of SinoFresh HealthCare, Inc. (the “Company”) have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the United States Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnotes necessary for a comprehensive presentation of financial position and results of operation.

     The Company’s business is subject to various risks and uncertainties. The Company’s ability to continue as a going concern is dependent on its ability to market and distribute its products, utilize the technology underlying its patents, and further develop existing and new products. All of these activities are capital intensive and will be dependent on cash flow from operations and/or additional outside funding. While the Company has a working capital deficit at September 30, 2004 of $1,685,921, management believes that it can secure additional outside funding; however, no assurances can be provided that such outside funding will be secured or secured at terms agreeable to the Company. The rate of the Company’s future growth and success will be dependent on its ability to generate the necessary resources through outside funding, product sales or otherwise. The accompanying statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

     In the opinion of management, all adjustments, consisting of normal recurring adjustments, have been made in the September 30, 2004 and 2003 financial statements, which are necessary for a fair financial statement presentation. The results for the three and nine months ended September 30, 2004 and 2003 are not necessarily indicative of financial operations for the full year.

     For further information, refer to the financial statements and footnotes included in the Company’s Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission for the year ended December 31, 2003.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates and assumptions primarily arise from risks and uncertainties associated with potential future product returns, the uncollectibility of accounts and other receivables, inventory obsolescence, valuation of acquired assets for purposes of allocating the purchase price, including patents and goodwill, subsequent recoverability analysis, and estimated accruals relating to legal contingencies.

     Certain reclassifications have been made in the 2003 statements to conform to the 2004 presentation.

Note 2. Shareholders’ Equity

     During the nine months ended September 30, 2004, the Company granted 105,000 stock options to employees and 1,000 options to consultants. The exercise prices range from $1.00 to $1.70 and are equal to the underlying common stock market prices as of the date of grants. The employee options expire in five years and vest ratably over a three-year period. The non-employee options vest immediately and expire in five years.

     Basic earnings per share is computed by dividing the net income (loss) available to common shareholders for the relevant period, by the weighted average number of shares of common stock issued, outstanding and issuable during the period. For purposes of calculating diluted earnings per share, the denominator includes both the weighted average number of shares of common stock and the number of dilutive common stock equivalents. The number of dilutive stock equivalents includes the effect of stock options calculated using the treasury stock method and the number of issuable shares upon the conversion of preferred stock and convertible debt outstanding.

     The following table reconciles the basic and dilutive earnings per share calculations for the three months ended September 30,:

	2004	2003
Net income (loss), as reported – basic	$69,083	$(1,006,736)
Add back interest expense from the conversion of debt to common shares	7,482	—

Net income (loss) available to common stockholders on a dilutive basis	$76,565	$(1,006,736)

Weighted average number of common shares outstanding — basic	13,314,323	11,362,331
Effect of dilutive securities:
Conversion of preferred stock, Series A, B and C	6,295,592	—
Conversion of debt	223,170	—
Assumed exercise of stock options	—	—

Weighted average number of common shares outstanding and dilutive potential of common shares	19,833,085	11,362,331

     The Company has 3,277,095 options and warrants as of September 30, 2004 that have not been included in the dilutive calculation because their effect was antidilutive. There are no dilutive securities for the nine months ended September 30, 2004 or 2003 and for the three months ended September 30, 2003 due to the net loss incurred for those periods.

Note 3. Stock-based Compensation

     The Company accounts for employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Under APB No. 25, compensation cost is determined based on the difference, if any, on the measurement date, which is generally the grant date, between the fair value of the Company’ stock and the amount an employee must pay to acquire the stock.

     The fair value of each stock option or warrant grant issued to non-employees is estimated on the measurement date using the fair value method of SFAS 123.

     The following table reflects proforma supplemental financial information related to stock-based employee compensation, as required by SFAS No. 123 and SFAS 148 for the three months ended September 30,:

	2004	2003
Net income (loss), as reported	$69,083	$(1,006,736)
Additional stock-based employee compensation costs that would have been included in the determination of net income (loss) if the fair value method (SFAS No. 123) had been applied to all awards	(65,263)	(78,625)

Pro forma net income (loss), as if the fair value method had been applied to all awards	$3,820	$(1,085,361)

Net income (loss) per common share, as reported
-basic	$0.01	$(0.09)

-diluted	$0.00	$(0.09)

Pro forma net income (loss) per common share, as if the fair value method had been applied to all awards
-basic	$0.00	$(0.10)

-diluted	$0.00	$(0.10)

     The following table reflects proforma supplemental financial information related to stock-based employee compensation, as required by SFAS No. 123 and SFAS 148 for the nine months ended September 30,:

	2004	2003
Net loss, as reported	$(1,408,853)	$(2,355,317)
Additional stock-based employee compensation costs that would have been included in the determination of net loss if the fair value method (SFAS No. 123) had been applied to all awards	(216,764)	(78,625)

Pro forma net loss, as if the fair value method had been applied to all awards	$(1,625,617)	$(2,433,942)

Net loss per common share, as reported
-basic	$(0.11)	$(0.21)

-diluted	$(0.11)	$(0.21)

Pro forma net loss per common share, as if the fair value method had been applied to all awards
-basic	$(0.12)	$(0.22)

-diluted	$(0.12)	$(0.22)

Note 4: Related Party Information

     One of the Company’s attorneys served as Secretary until April 2003. The Company had incurred legal fees with this law firm through April 2003 of approximately $44,000 for the nine months ended September 30, 2003, respectively.

     A director of the Company is the principal owner of a law firm that provided services to the Company. The expenses incurred to that law firm were approximately $3,000 and $19,000 for the three and nine months ended September 30, 2004, respectively. The Company incurred expenses to this law firm of approximately $100,000 and $205,000 for the three and nine months ended September 30, 2003.

     A former director of the Company provided consulting services to the Company directly and through his affiliate. Consulting expenses for this consultant while serving as a director were approximately $18,000 and $72,000 for the three and nine months ended September 30, 2003. The consultant resigned as director in September, 2003.

     The Company incurred consulting fees for the three and nine months ended September 30, 2003 of approximately $24,000 and $72,000 to an entity affiliated with a former director/principal stockholder. There were no such fees incurred in 2004.

     The Company leases its current facility from an entity controlled by two of the Company’s officers and directors and has contractual arrangements with other related parties. Rent paid to these parties during the three and nine months ended September 30, 2004 was approximately $19,000 and $58,000. Rent paid to these parties during the three and nine months ended September 30, 2003 was approximately $13,000 and $13,000.

     The Company rented a condominium, on a month to month basis, from an officer and director at the sum of $1,250 per month. The condominium was used as corporate housing by the Company. Total rent expensed for the three and nine months ended September 30, 2004 was $0 and $6,250. Rent expensed for the three and nine months ended September 30, 2003 was $3,750 and $3,750. This arrangement was terminated in June 2004.

     During the nine months ended September 30, 2003, the Company expensed approximately $79,000 in legal fees incurred by related third parties and the Company’s chairman and CEO in connection with foreign patents. These related companies had no assets to protect and maintain the foreign patents. As a result of recoverability concerns, the Company expensed these costs in 2003. The patents were transferred to the Company in the first quarter of 2004 and all costs were for the benefit of the Company.

Note 5: Contingencies

     As disclosed in the Company’s Form 10-KSB filed for the year ended December 31, 2003 and Form 10-QSB for the first and second quarters of 2004, the Company is involved in various litigation with two of its current directors and other former consultants to the Company.

     As of September 30, 2004, the Company is not in compliance with its notes payable principal reduction requirements and as a result, is in technical default. As of September 30, 2004, approximately $177,000 of principal was outstanding on these convertible notes.

     In July 2004, a lawsuit was filed alleging that the Company breached an agreement, dated September 1, 2002 by failing to pay for certain executive search fees. The complaint seeks damages of $14,400. The Company, which was not incorporated until October 15, 2002 and did not have any assets or operations until November 2002, contests the validity of the contract and intends to vigorously defend the suit.

     In September 2003, the Company issued 10,768,490 shares of common stock, 858,170 shares of Series A preferred stock, 1,500,000 shares of Series B preferred stock, and 1,218,711 shares of Series C preferred stock in exchange for the outstanding shares of common stock and preferred stock held by shareholders of the Company’s predecessor, SinoFresh HealthCare, Inc., a Delaware corporation (“HealthCare”). That transaction resulted in

HealthCare merging into a wholly-owned subsidiary of the Company, which subsidiary is now known as SinoFresh Corporation. In connection with that transaction, the Company has been unable to obtain from either former counsel to the Company or former counsel to HealthCare (Mr. David Otto, a director of the Company), who was counsel to the Company and HealthCare, respectively, at the time of the merger, information the Company presently believes is sufficient to indisputably support one or more exemption(s) from registration that were relied upon in connection with the issuance of the merger shares. If such information is not available, the issuance of the shares of the Company in respect of the merger may not have been in compliance with the registration provisions of the federal and state securities laws. There may have been a violation of Section 5 of the Securities Act of 1933, as amended due to the unavailability of an exemption from registration. As a result, the Company may be exposed to claims for rescission by shareholders who received shares in the merger. Although the Company would vigorously defend against any such actions, litigation may be costly and there is no assurance of the outcome. If the Company lost its defense in any such litigation, the cost of repurchasing the shares could be material to the Company.

Note 6. Subsequent Events

     In September 2004, the underlying common shares related to the convertible preferred shares became available for resale under Rule 144. There were no shares converted in September 2004, however, 156,711 shares of Series C preferred stock were converted into 313,422 shares of common stock from October 1st through 15th, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     Board of Directors SinoFresh HealthCare, Inc. Englewood, Florida

     We have audited the accompanying consolidated balance sheet of SinoFresh HealthCare, Inc. as of December 31, 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SinoFresh HealthCare, Inc. at December 31, 2003, and the results of its consolidated operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company has incurred substantial losses since its inception, has a working capital deficiency at December 31, 2003, and has incurred negative cash flow from operations. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans related to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore Stephens Lovelace, P.A.
Certified Public Accountants
Orlando, Florida
March 29, 2004, except for
Notes 1, 8, 9 and 10 as to which the
Date is April 12, 2004

Report of Independent Registered Public Accounting Firm

     To the Shareholders and Board of Directors of: SinoFresh HealthCare, Inc.:

     We have audited the accompanying balance sheet of SinoFresh HealthCare, Inc. as of December 31, 2002, and the related statement of operations, changes in shareholders’ equity and cash flows for the period from October 15, 2002 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of SinoFresh HealthCare, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period from October 15, 2002 (date of inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ SALBERG & COMPANY, P.A.
Boca Raton, Florida
October 17, 2003

SINOFRESH HEALTHCARE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$368,394	$245,685
Accounts receivable, net of allowances of $15,000 ($1,000 in 2002)	645,969	18,144
Inventory	172,007	93,645
Other current assets	174,283	11,935

TOTAL CURRENT ASSETS	1,360,653	369,409
FURNITURE AND EQUIPMENT, NET	138,191	25,875
PATENTS, NET	2,750,010	2,985,300
GOODWILL	2,409,401	2,336,796
OTHER ASSETS	7,218	20,675

TOTAL ASSETS	$6,665,473	$5,738,055

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Current portion of notes payable and capital leases	$584,826	$443,367
Accounts payable, including $102,866 due to related parties (none in 2002)	693,258	233,120
Accrued expenses, including $245,889 due to related parties (none in 2002)	679,124	249,570
Deferred revenue		17,678

TOTAL CURRENT LIABILITIES	1,957,208	943,735

NOTES PAYABLE, NET OF CURRENT MATURITIES		75,000
CAPITAL LEASES, NET OF CURRENT MATURITIES	83,851	3,977

TOTAL LIABILITIES	2,041,059	1,022,712

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Common stock, no par value; 500,000,000 shares authorized; 10,280,083 shares issued and outstanding and 3,021,740 shares issuable at December 31, 2003; 4,000,000 shares issued and outstanding and 6,768,490 shares issuable at December 31, 2002	2,251,991	2,154
Series A convertible preferred stock, voting; 858,170 shares authorized; 858,170 and 808,170 shares issued and outstanding at December 31, 2003 and 2002, respectively (aggregate liquidation value of $1,716,340 at December 31, 2003)	1,716,339	1,616,339
Series B convertible preferred stock, voting; 1,500,000 shares authorized, issued and outstanding (aggregate liquidation value of $3,000,000 at December 31, 2003)	3,000,000	3,000,000
Series C convertible preferred stock, voting; 1,250,000 shares authorized; 1,218,711 and 337,500 shares issued and outstanding at December 31, 2003 and 2002, respectively (aggregate liquidation value of $2,437,422 at December 31, 2003)	2,189,261	608,712
Accumulated deficit	(4,281,177)	(511,862)
Warrant subscriptions receivable	(252,000)	—

TOTAL SHAREHOLDERS’ EQUITY	4,624,414	4,715,343

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,665,473	$5,738,055

See notes to consolidated financial statements.

SINOFRESH HEALTHCARE, INC

CONSOLIDATED STATEMENTS OF OPERATIONS.

		October 15, 2002 (Date
	Year Ended	of inception) to
	December 31, 2003	December 31, 2002
Revenue, net	$1,830,195	$27,001

Cost of revenue	607,766	3,671

GROSS PROFIT	1,222,429	23,330

OPERATING EXPENSES
Salaries and other compensation expenses	852,312	72,102
Professional fees	1,869,103	220,183
Other general and administrative expenses	560,657	62,038
Marketing and advertising expenses	1,196,939	119,000
Research and development expenses	184,772	38,961
Depreciation and amortization	250,834	15,825

TOTAL OPERATING EXPENSES	4,914,617	528,109

LOSS FROM OPERATIONS	(3,692,188)	(504,779)

OTHER EXPENSES/INCOME
Interest expense	(85,185)	(7,040)
Other income, net	8,058	(43)

TOTAL OTHER EXPENSE	(77,127)	(7,083)

NET LOSS	$(3,769,315)	$(511,862)

NET LOSS PER COMMON SHARE -Basic and diluted	$(0.33)	$(0.10)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING -Basic and diluted	11,547,120	5,318,537

See notes to consolidated financial statements.

SINOFRESH HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Preferred Stock
	Common Stock		Series A		Series B		Series C
	Number		Number		Number		Number				Total
	of		of		of		of		Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Deficit	Equity

Common stock issued to founders	4,000,000	$800									$800

Common stock issued as settlement	768,490	154									154
Series A preferred stock issued pursuant to purchase agreement			808,170	$1,616,339							1,616,339
Series B preferred stock issued for patents					1,500,000	$3,000,000					3,000,000

Series C preferred stock issued under private placement offering, net of $66,288 offering costs							337,500	$608,712			608,712

Common stock issuable as compensation	6,000,000	1,200									1,200

Net loss, October 15, 2002 (inception) to December 31, 2002										$(511,862)	(511,862)

Balance at December 31, 2002	10,768,490	2,154	808,170	1,616,339	1,500,000	3,000,000	337,500	608,712	—	(511,862)	4,715,343

Effect reverse merger	2,483,333	(3,238)									(3,238)

Stock issued as settlement			50,000	100,000							100,000

SINOFRESH HEALTHCARE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Continued)

	Preferred Stock
	Common Stock		Series A		Series B		Series C
	Number				Number						Total
	of		Number		of		Number		Subscriptions	Accumulated	Shareholder’s
	Shares	Amount	of Shares	Amount	Shares	Amount	of Shares	Amount	Receivable	Deficit	Equity

Series C preferred stock issued under private placement offering, net of $181,873 offering costs							881,211	1,580,549			1,580,549

Common stock issued to consultant	50,000	123,000									123,000

Issuance of options and warrants to consultants		706,125									706,125

Proceeds from sales of warrants, net of $176,050 costs		1,423,950							$(652,000)		771,950

Payments received on subscriptions									$400,000		400,000

Net loss, year ended December 31, 2003										(3,769,315)	(3,769,315)

Balance at December 31, 2003	13,301,823	$2,251,991	858,170	$1,716,339	1,500,000	$3,000,000	1,218,711	$2,189,261	$(252,000)	$(4,281,177)	$4,624,414

See notes to consolidated financial statements.

SINOFRESH HEALTHCARE, INC. CONSOLIDATED

STATEMENTS OF CASH FLOWS

	Year Ended	October 15, 2002
	December 31,	(Date of inception)
	2003	to December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,769,315)	$(511,862)
Adjustments to reconcile net loss to net cash used in operations:
Stock options and warrants issued for services	706,125	—
Amortization and depreciation	250,834	15,825
Stock issued as settlement cost and to consultant	223,000	154
Bad debt expense	17,081	—
Provision for affiliate uncollectibles	—	71,703
Other	(3,238)	—
Changes in assets and liabilities net of effects from acquisition:
Accounts receivable	(644,906)	(5,453)
Inventory	(78,362)	(50,339)
Other current assets	(162,348)	(5,752)
Other assets	13,457	(10,001)
Accounts payable	460,138	198,568
Accrued expenses	279,876	116,790

NET CASH USED IN OPERATING ACTIVITIES	(2,707,658)	(180,367)

INVESTING ACTIVITIES:
Acquisition of SinoFresh Laboratories, Inc., net of cash	(72,605)	(55,240)
Advance to affiliates	—	(71,703)
Payments for purchases of property and equipment	(35,073)	—

NET CASH USED IN INVESTING ACTIVITIES	(107,678)	(126,943)

FINANCING ACTIVITIES:
Net proceeds from issuance of stock and warrants	2,484,499	560,710
Payments received on subscriptions receivable	400,000	—
Proceeds from long-term debt	300,000	—
Payments on long-term debt and capital leases	(246,454)	(7,715)

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,938,045	552,995

NET INCREASE IN CASH AND CASH EQUIVALENTS	122,709	245,685

CASH AND CASH EQUIVALENTS — beginning of period	245,685	—

CASH AND CASH EQUIVALENTS — end of period	$368,394	$245,685

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$141,685	$—

Debt settled for capital stock	$—	$50,000

Net assets acquired	$—	$4,616,339

See notes to consolidated financial statements.

SINOFRESH HEALTHCARE, INC.

     Notes to Consolidated Financial Statements For the year ended December 31, 2003 and for the period October 15, 2002 (date of inception) through December 31, 2002

NOTE 1: Nature of Business and Summary of Significant Accounting Policies

     ORGANIZATION: The Company’s predecessor, SinoFresh HealthCare, Inc. (SinoFresh — Delaware) was incorporated in the state of Delaware on October 15, 2002. In November 2002 SinoFresh - Delaware entered into an asset purchase agreement (the “Asset Purchase Agreement”) whereby it received certain assets and liabilities of SinoFresh Laboratories, Inc. effective at the close of business on November 15, 2002 in exchange for 808,170 shares of its Series A preferred stock (see notes 2 and 8).

     On September 8, 2003, (the Merger Date) SinoFresh — Delaware; SinoFresh Acquisition Corp. (Acquisition), SinoFresh Corp., formerly known as e-Book Network, Inc., a Florida corporation, and the sole director and majority shareholder of SinoFresh Corp. entered into a Merger Agreement. In addition, SinoFresh Corp. changed its name to SinoFresh HealthCare, Inc. (SinoFresh – Florida or SinoFresh or Company) and amended its Articles of Incorporation authorizing the issuance of up to 700,000,000 shares of no par value capital stock, consisting of 500,000,000 shares of common stock and 200,000,000 shares of preferred stock. The amended Articles also designated 858,170 shares of the preferred stock as Series A preferred stock with each share convertible into one common share and possessing one vote. In addition, 1,500,000 shares of the preferred stock were designated as Series B preferred stock with each share convertible into two shares of common stock and possessing two votes. Another 1,250,000 shares of preferred stock was designated as Series C preferred stock with each share convertible into two shares of common stock and possessing two votes.

     Under the Merger Agreement, SinoFresh Corp. acquired all of the outstanding capital stock of SinoFresh — Delaware consisting of 21,536,980 shares of common stock, 1,716,399 shares of Series A preferred stock; 6,000,000 shares of Series B preferred stock and 4,874,843 shares of Series C preferred stock in exchange for 10,768,490 shares of SinoFresh Corp. common stock, 858,170 shares of SinoFresh Corp. Series A preferred stock; 1,500,000 shares of SinoFresh Corp. Series B preferred stock and 1,218,711 shares of SinoFresh Corp. Series C preferred stock. In connection with the Merger Agreement, the sole director and majority shareholder of SinoFresh Corp. agreed to tender 19,616,667 shares in SinoFresh Corp. back to SinoFresh Corp. for cancellation. In addition, SinoFresh — Delaware was to exchange options to purchase 3,000,000 common shares, warrants to purchase 900,000 common shares for $1.00 per share, warrants to purchase 1,350,000 common shares for $5.00 per share and warrants to purchase 100,000 common shares for $7.00 per share for SinoFresh Corp. options to purchase 1,500,000 common shares, warrants to purchase 450,000 common shares for $1.00 per share, warrants to purchase 1,350,000 common shares for $5.00 per share and warrants to purchase 100,000 common shares for $7.00 per share.

     Prior to the issuance of the options for 3,000,000 common shares, the Company amended the grant list. The number of options granted under the amended grant before the merger was 2,199,250, which amounted to 1,099,625 post merger. In addition, the number of warrants exchanged at $5.00 per share was ultimately 1,383,970.

     Subsequent to the merger, Acquisition, which changed its name to SinoFresh Corporation, remains the operating subsidiary of the Company. The shareholders of SinoFresh — Delaware obtained approximately 81% of the common stock and additional voting control by virtue of the voting rights of the preferred stock, providing a total voting interest of 91%. Since the shareholders of SinoFresh — Delaware also obtained management control, the merger transaction was treated as a recapitalization of the Company, with SinoFresh — Delaware as the acquirer for financial accounting purposes. Accordingly the shareholders of SinoFresh Corp. were deemed to be issued approximately 2,483,000 common shares.

     The financial information presented herein for the period prior to the Merger Date is that of SinoFresh – Delaware, and as such, the date of inception presented is that of SinoFresh – Delaware.

     The amended Articles of Incorporation stipulate that the Company will register approximately 3,122,000 shares of common stock with the Securities and Exchange Commission (SEC). Series A and Series C preferred shareholders will have the right to register 70% of their common shares obtained upon conversion. Also holders of Series B preferred stock and holders of common stock have registration rights for a nominal percentage of their holdings. The Company may defer these registration rights if it is determined that such registration is not in the best interests of the Company at the time, which the Company has elected to do.

     All share and per share data in the accompanying consolidated financial statements have been retroactively changed to reflect this transaction.

     NATURE OF BUSINESS: The Company is engaged in the research, development, and marketing of proprietary products for the prevention and treatment of sinusitis and related disorders. SinoFresh™ Nasal and Sinus Care and SinoFresh™ Oral and Throat Care are products which were being distributed by the Company in a limited geographical area in Florida until May 2003 at which time the Company entered into a master broker agreement with a national company to obtain national distribution of its nasal products through various national drugstores and grocery store chains. As of December 31, 2003 the Company has distribution agreements, which enable it to place its product in 17,000 retail locations across the country.

     The Company’s business is subject to various risks and uncertainties and the Company’s ability to continue as a going concern is dependant on its ability to market and distribute its products and utilize the technology underlying its patents. While the Company has a working capital deficit at December 31, 2003 of approximately $597,000, incurred a net loss of approximately $3,769,000 and has consumed approximately $2,708,000 of cash in operations for the year then ended, management believes that these risks are mitigated by the growth in revenues, recent capital funding and possible future capital funding and/or borrowings. The rate of the Company’s future growth and success will be dependant on its ability to generate the necessary resources through product sales and/or through borrowings or equity sales. The accompanying statements do not include any adjustments that might be necessary if the Company is unable to generate these revenues and implement its business plan.

     ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates and assumptions primarily arise from risks and uncertainties associated with potential future product returns, the uncollectibility of accounts and other receivables, inventory obsolescence, valuation of acquired assets for purposes of allocating the purchase price, including patents and goodwill, subsequent recoverability analysis, and estimated accruals relating to legal contingencies.

     CONCENTRATION OF RISK: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company’s investment policy is to invest in low risk, highly liquid investments. At December 31, 2003, seventy six percent (76%) of net accounts receivable were due from four customers. Additionally, approximately fifty three percent (53%) of the Company’s revenues during 2003 were derived from two customers.

     In addition, the Company’s business is dependent on its ability to utilize the underlying patents and a third party manufacturer provides all of the Company’s manufacturing capacity.

     CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

     FAIR VALUE OF FINANCIAL INSTRUMENTS: All financial instruments are carried at amounts that approximate fair value.

     ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: Accounts receivable result from the sale of the Company’s products at sales prices, net of estimated sales returns and other allowances. The Company estimates an allowance for doubtful accounts based on a specific identification basis and additional allowances based on historical collections experience.

     INVENTORIES: Inventories are valued at the lower of cost (determined on a first-in, first-out basis) or market and are evaluated for product obsolescence on a periodic basis (see note 3).

     PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Equipment is depreciated using the straight-line method over five to seven years (see note 5).

     PATENTS: Patents are stated at cost and are amortized over thirteen years (the approximate life of the patents on the date of purchase) using the straight-line method.

     GOODWILL: The Company’s goodwill was established as a result of the asset acquisition (see note 2). Goodwill is carried at lower of cost or market and is subject to annual impairment evaluation, or interim impairment evaluation if an interim triggering event occurs which indicates that the carrying amount of goodwill may not be recoverable.

     LONG-LIVED ASSETS: The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value. The Company completed its transitional impairment test of existing goodwill and patents as of December 31, 2003. This test was preformed by an independent valuation specialist and involved the use of estimates related to the fair value of the patents as well as the business in which the goodwill had been allocated. There were no impairment losses as a result of this test.

     REVENUE RECOGNITION: In general, revenue from sales is recognized at the time products are shipped less estimated sales returns, certain vendor cooperative promotional costs and other allowances.

     Occasionally, new customers require the Company to initially ship product on a consignment basis. Those verbal arrangements generally expire in one year or less depending on the product sell through attained by the new customers. Consignment sales are not recognized until the customer sells the product.

     RESEARCH AND DEVELOPMENT COSTS: SinoFresh’s policy is to expense all research and development expenses as incurred. Research and development expenses during the year ended December 31, 2003 and from October 15, 2002 (date of inception) to December 31, 2002 totaled approximately $185,000 and $39,000, respectively. Substantial research and development costs are anticipated for the development of line extensions to the SinoFresh™ Nasal & Sinus Care product, including potential unrelated new products in the health care industry, in general, and in the respiratory and infectious disease category, in particular. New product development will be supported by clinical studies to ensure the safety and efficaciousness of the Company’s products, as well as for line extension derivatives of current and future products. Additionally, extensive clinical and developmental testing is anticipated in connection with the Company’s development of new over-the-counter (OTC) and ethical drug products related to the treatment of chronic sinusitis and other indications in the ear, nose and throat field. In addition, the Company performs extensive research and development aimed at increasing the number of on-label claims it may include on its OTC product and further documenting the efficacy of these products.

     SALES INCENTIVES AND CONSIDERATION PAID TO RETAILERS: The Company accounts for certain promotional costs such as sales incentives, promotional funds, cooperative advertising and consumer coupon redemptions as a reduction of net sales. For the year ended December 31, 2003, the Company had recorded approximately $350,000 as a reduction of revenue related to these costs.

     SHIPPING AND HANDLING COSTS: Shipping and handling costs are classified as a cost of sales and those billed to customers are recorded as revenue on the consolidated statements of operations.

     STOCK-BASED COMPENSATION: The Company accounts for employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Under APB No. 25, compensation cost is determined based on the difference, if any, on the measurement date, which is generally the grant date, between the fair value of the Company’ stock and the amount an employee must pay to acquire the stock (see note 8).

     The fair value of each stock option or warrant grant issued to non-employees is estimated on the measurement date using the fair value method of SFAS 123. Expenses recognized for such issuances were approximately $706,000 for the year ending December 31, 2003.

     The following table reflects proforma supplemental financial information related to stock-based employee compensation, as required by SFAS No. 123 and SFAS 148.

	2003	2002
Net loss, as reported	$(3,769,315)	$(511,862)
Additional stock-based employee compensation costs that would have been included in the determination of net loss if the fair value method (SFAS No. 123) had been applied to all awards	(415,500)	—

Unaudited pro forma net loss, as if the fair value method had been applied to all awards	$(4,184,815)	$(511,862)

Net loss per common share, as reported	$(0.33)	$(0.10)
Unaudited pro forma net loss per common share, as if the fair value method had been applied to all awards	$(0.36)	$(0.10)

     INCOME TAXES: Deferred tax assets and liabilities and the resultant provision for income taxes are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized when management determines that it is more likely than not that the asset will be realized (see note 11).

     NET INCOME (LOSS) PER SHARE: Basic net income (loss) per share and diluted net income (loss) per share have been computed based upon the weighted average number of common shares outstanding during the year. Assumed common stock equivalents were excluded from the net loss per share computations, as their effect is antidilutive. Common stock equivalents could potentially dilute basic earnings per share in future periods if the Company generates net income. At December 31, 2003 and 2002, there were 2,071,470 and 50,000 warrants issued, respectively to purchase common stock. At December 31 2003 there were 1,099,625 options issued to purchase common stock. At December 31, 2003 and 2002 there were 3,576,881 and 2,645,670 preferred shares, respectively convertible to 6,295,592 and 4,483,170 common shares which may dilute future EPS.

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiary, SinoFresh Corporation. All inter-company balances and transactions have been eliminated in consolidation.

     RECLASSIFICATIONS: Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

     Recent Accounting Pronouncements

     In April 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. The statement amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This statement is designed to improve financial reporting such that contracts with comparable characteristics are accounted for similarly. The statement, which is generally effective for contracts entered into or modified after June 30, 2003, is not anticipated to have a significant effect on SinoFresh’s financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The statement is not anticipated to have a significant effect on SinoFresh’s financial position or results of operations.

     In December 2003, the FASB issued FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities.” This interpretation clarifies rules relating to consolidation where entities are controlled by means other than a majority voting interest and instances in which equity investors do not bear the residual economic risks.

SinoFresh currently has no ownership in variable interest entities and therefore adoption of this standard currently has no financial reporting implications.

NOTE 2: Asset and Business Acquisition

     On November 16, 2002 (Acquisition Date) SinoFresh — Delaware acquired the business and substantially all of the assets of SinoFresh Laboratories, Inc. (the Seller) and assumed certain liabilities in exchange for 808,170 shares of Series A preferred stock valued at $2.00 per share based on SinoFresh – Delaware’s most recent private placements of preferred stock. During the year ended December 31, 2003, additional acquisition costs related to legal expenses of approximately $73,000 were capitalized to goodwill. At the Acquisition Date, SinoFresh Laboratories, Inc. was a research and development company engaged in the development of sinus related products for the health and beauty aid market. Over the prior two years, SinoFresh Laboratories, Inc. had developed a test market for its two main products, SinoFresh™ Nasal & Sinus Care and SinoFresh Oral and Throat Care. At the time of the acquisition, SinoFresh Laboratories, Inc. operated a single 10,000 square foot facility in Venice, Florida and was controlled by its lender under a note agreement.

     As of the Acquisition Date, the Seller was in default of certain notes and, as a result, the note holder was in control of the Seller. In order to induce the note holder to approve the acquisition of the Seller’s net assets, the Company issued 768,490 shares of its common stock to the note holder under a Stock Purchase Agreement. Under a Registration Rights Agreement, the Company offered the note holder the right to piggyback registration of those shares on any registration of shares with the SEC initiated by the Company. In addition, the note holder has the right to demand, six months after an initial public offering of the Company’s shares, the registration of some or all of the note holder’s common shares with the SEC.

     In connection with the acquisition in November 2002, the Company entered into an agreement with the founder of SinoFresh Laboratories, Inc., whereby, the Company was assigned the three U.S. patents covering the formulations for solutions related to freshening the nose and throat with an antiseptic spray in exchange for 1,500,000 shares of Series B preferred stock valued at $2.00 per share. The aggregate $3,000,000 fair value of the intangible assets acquired was based on the contemporaneous cash sales price of Series C preferred stock.

     The Company accounted for these acquisitions using the purchase method of accounting in accordance with SFAS No. 141 “Business Combinations.” The combined purchase price of $4,616,339 and acquisition costs of $107,777 exceeded the fair value of net assets acquired by $2,336,796. The excess has been allocated to goodwill. The results of operations of the acquired business are included in the results of operations of the Company from the Acquisition Date.

     The fair market value of the assets acquired and liabilities assumed were as follows:

Cash	$52,537
Other current assets	62,180
Patents	3,000,000
Goodwill	2,336,796
Other non-current assets	37,674

Total assets	$5,489,187

Accounts payable and accrued expenses	$167,334
Other current liabilities	17,678
Capital lease obligation	14,686
Notes payable	565,373

Total liabilities	$765,071

Purchase price and acquisition costs of assets, patents and liabilities	$4,724,116

          The following unaudited pro forma results of operations have been prepared as if these acquisitions had occurred as of the inception date of SinoFresh HealthCare, Inc., which was October 15, 2002:

          From October 15, 2002 (date of inception) to December 31, 2002

Revenues	$50,534
Net loss	(573,913)
Net loss per share from continuing operations	($0.10)

     Pro forma data does not purport to be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented and is not intended to be a projection of future results.

NOTE 3: Inventories

     Inventories at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Raw Materials	—	$77,057
Finished Product	$172,007	16,588

Total	$172,007	$93,645

     As of December 31, 2003, approximately $116,000 of finished products was held on consignment by customers of the Company.

     On February 4, 2003 the Company entered into an agreement to have a third party, who is a registered Federal Drug Administration and a cGMP (current Good Manufacturing Practices) qualified manufacturer, to manufacture its products. This agreement, which expires in December 2004, provides for minimum annual purchases by the Company of approximately $73,500 and provides the manufacturer with a security interest in all products and proceeds thereof for which the manufacturer has not been paid.

NOTE 4: Advertising and Public Relations

     The Company entered into an agreement, effective February 1, 2003, with a company to provide certain telephone sales and marketing services to periodontists and dentists on a national basis. The agreement called for a per-call charge and a percentage of gross sales to the targeted customers during the contract. The Company incurred approximately $103,000 in costs during the year ended December 31, 2003, which were the total costs incurred prior to the contract having been mutually terminated in September 2003. The Company also entered into a six-month agreement with an unrelated public relations firm, effective February 19, 2003. Under this agreement, which automatically renews on a monthly basis, the public relations firm agreed to publicize the Company and its activities and provide public relations advice and guidance. The Company incurred fees of approximately $127,000 for the year ended December 31, 2003 in connection with those services. This contract was terminated in 2003.

     Effective March 1, 2003, the Company has entered into a three year master broker agreement with a national company. Under this contract the master broker became the Company’s exclusive broker, with minor exception, to all retail accounts in the United States. The master broker is entitled to a percentage of net revenues generated under this agreement. In addition, the master broker agreed to develop a marketing plan and provide certain other services. The Company incurred approximately $258,000 and $100,000 of fees for those services for the year ended December 31, 2003 and during the period October 15 to December 31, 2002, respectively and are included in marketing expenses in the accompanying consolidated statements of operations.

     Advertising and public relations expense was approximately $641,000 and $19,000 for the year ended December 31, 2003 and for the period October 15 (date of inception) to December 31, 2002, respectively and are included in marketing expenses in the accompanying consolidated statements of operations.

NOTE 5: Furniture and Equipment

     Furniture and equipment at December 31, 2003 and 2002 are summarized by major classification as follows:

	2003	2002
Furniture and Fixtures	$75,485	$27,000
Computer Equipment	70,108	—
Warehouse Equipment	9,267	—
Less: Accumulated Depreciation	(16,669)	(1,125)

	$138,191	$25,875

     Furniture and equipment included computer and warehouse equipment of approximately $119,000 acquired under capital lease arrangements at December 31, 2003. Depreciation expense for capitalized furniture and equipment was approximately $16,000 and $1,000 for the year ended December 31, 2003 and for the period October 15 (date of inception) through December 31, 2002, respectively.

NOTE 6: Patents

     Patents as of December 31, 2003 and 2002 consist of the following:

	2003	2002
Patents	$3,000,000	$3,000,000
Less: Accumulated Amortization	(249,990)	(14,700)

	$2,750,010	$2,985,300

     Patents are being amortized over 13 years based on the estimated remaining legal life as of the date of the acquisition of such patents. Amortization expense was approximately $235,000 and $15,000 for the years ended December 31, 2003 and 2002, respectively.

     The estimated aggregate amortization expense for patents for each of the succeeding five calendar years is approximately as follows:

2004	$231,000
2005	$231,000
2006	$231,000
2007	$231,000
2008	$231,000

     The Company completed its transitional impairment test of existing patents as of December 31, 2003. This test was preformed by an independent valuation specialist and involved the use of estimates related to the fair value of the patents. There were no impairment losses as a result of this test.

NOTE 7: Notes Payable and Capital Leases

     On June 13, 2003, the Company obtained a $300,000 inventory-financing loan. The loan bears interest at 10%. Originally, the Company was required repay the principal and accrued interest with 30% of the revenues received from the sale of inventory and all unpaid principal and accrued interest within 120 days from the advancement date of June 30, 2003. During 2003, the maturity date was extended to January 16, 2004. The loan is collateralized by accounts receivable, inventory and future proceeds from the sale of inventory subordinated to the first lien on such assets held by the creditor of the $360,000 and $140,000 notes discussed below. This note was paid in 2004.

     In connection with the asset purchase from SinoFresh Laboratories, Inc., in 2002 the Company entered into an agreement to assume responsibility for a $360,000 secured convertible note and a $140,000 secured convertible note. The two notes are collateralized by substantially all assets of the Company, including its U.S. patents, were due February 2, 2002 and had an interest rate of 10%. As of December 31, 2003, $189,225 and $73,082 was outstanding on each of these convertible notes, respectively. The note holder is also a shareholder of the Company.

     As of the Acquisition Date, the Company executed two amendments (Allonges) modifying certain terms and conditions of the $360,000 and $140,000 convertible notes. As a result, the maturity of the notes was extended and the repayment schedules were modified. The Allonges provide for additional principal reductions to the extent that twenty percent (20%) of any cash raised in equity offerings subsequent to the assumption exceeds the then outstanding principal balances. The Company has not complied with these principal reduction requirements and, as a result, is technically in default. The Company is currently negotiating the final payoff of these loans with the lender. Under the modified terms, the notes are convertible into Series C preferred stock at the lowest cash price paid by other Series C preferred shareholders, as adjusted for a recapitalization, which was $2.00 as of December 31, 2003.

     The covenants, as modified, provide that, among other things, (1) the Company may not dilute the note holder’s equity position until the notes’ principal and interest are paid off and (2) that the Company not incur any other indebtedness in excess of $1,000,000.

     The Company also assumed notes payable of $10,500 to an employee of the Company. The $10,500 note was paid in May 2003. At December 31, 2003 and 2002 long-term debt consists of the following:

	2003	2002
10% convertible note, principal and interest payable, $72,000 on execution of Allonge, $72,000 on February 15, 2003 and $54,000 quarterly thereafter, with final maturity on June 30, 2004	$189,225	$360,000
10% convertible note, principal and interest payable, $28,000 on execution of Allonge, $28,000 on February 15, 2003 and $21,000 quarterly thereafter, with final maturity on June 30, 2004	73,082	140,000
7% note, principal and interest due on May 23, 2003	—	10,500
10% amended inventory financing loan due January 16, 2004	300,000	—
Capital lease obligations	106,370	11,844

	$668,677	$522,344
Less current portion	(584,826)	(443,367)

	$83,851	$78,977

     Future minimum maturities of notes payable are as follows:

Year Ended
2004	$584,826
2005	$22,074
2006	$23,744
2007	$23,397
2008	$14,636

NOTE 8: Shareholders’ Equity

Common Stock

     At inception, the Company issued 4,000,000 common shares to the founding group of shareholders for $800. In connection with an acquisition, the Company also issued 768,490 shares of common stock to induce its senior lenders to allow it to assume certain obligations of the predecessor company. A settlement expense of $154 was recognized based on the recent nominal value assigned to the common stock.

     In addition, in connection with the employment arrangements offered to the Chief Executive Officer in December 2002, the Company issued 6,000,000 shares of common stock. The stock was valued at par value at the issuance date.

     In connection with the merger, the shareholders of SinoFresh — Delaware obtained approximately 81% of the common stock and additional voting control by virtue of the voting rights of the preferred stock, providing a total voting interest of 91%. The merger transaction was treated as a recapitalization of the Company, with SinoFresh – Delaware as the acquirer for financial accounting purposes. Accordingly the shareholder’s of SinoFresh were deemed to be issued 2,483,333 common shares. The net tangible liabilities acquired were $3,238.

     In November 2003, the Company settled in arbitration an action brought against the Company by a former employee of the Company related to his employment for $30,000 in cash and 50,000 shares of common stock. The Company recorded an expense of $153,000 in the accompanying consolidated financial statements related to this settlement agreement (see note 10).

     Convertible Preferred Stock

     The Company has authorized 858,170 Series A preferred stock, 1,500,000 Series B preferred stock, and 1,250,000 Series C preferred stock. All preferred stock ranked senior to common stock as to payment of dividends and distribution of assets and is automatically convertible upon registration of any class of equity securities with the SEC or a vote of 66.67% of the holders of such Series. The Series A and B ranked junior to Series C and Series A ranks junior to Series B as to payment of dividends and distribution of assets. All three Series of preferred stock have a liquidation value of $2.00 per share. Series A shares, as amended, are convertible to common stock at a one-for-one basis, while Series B and C are convertible on a two-for-one basis and all have voting rights equivalent to the common stock into which they are convertible.

     On November 15, 2002 the Company issued 808,170 shares of Series A preferred stock to affect an asset purchase.

     In December 2002, the Company issued 1,500,000 shares of Series B preferred stock to the predecessor’s founder in exchange for certain patent assignments.

     During the period October 15, 2002 (date of inception) to December 31, 2002, the Company issued 337,500 shares of Series C preferred stock for $2.00 per share or $558,712 cash and settlement of a $50,000 promissory note payable, net of offering costs of $66,288. During the year ended December 31, 2003, the Company sold 881,211 shares of Series C preferred stock for $1,580,549, net of offering costs of $181,873.

     On July 31, 2003, the Company entered into a settlement agreement with a former employee and shareholder in a predecessor company to resolve certain alleged claims. Under the agreement, the Company agreed to pay $84,000 in cash, $16,000 upon execution and $2,000 per month for thirty four months thereafter and to issue 50,000 shares of Series A preferred stock to the former employee/shareholder. In exchange, the former employee/shareholder agreed to drop all claims against the Company and return all shares previously issued in the Company, its predecessor and affiliated companies. At December 31, 2003 the remaining balance was $60,000 and is included in accrued expenses. The Company recognized a settlement expense of $100,000 based on the estimated $2.00 per share value of the Series A preferred stock issued.

     Stock Options and Warrants

     The fair value for options and warrants issued prior to the Merger Agreement was estimated based on private financings that the Company entered into during the same time period that the options and warrants were issued. Subsequent to the Merger Agreement, SinoFresh estimates the fair market value for options and warrants using the Black-Scholes option pricing model.

     Warrants

     Under a consulting agreement during 2002, the Company secured certain consulting services in exchange for issuing the note holder a warrant to purchase 50,000 common shares at $1.00 per share. The warrant expires on February 1, 2005.

     During 2003, the Company issued warrants to purchase 350,000 common shares at an exercise price $1.00. These warrants were issued in connection with capital raises. Accordingly, no expense was recorded.

     Effective September 1, 2003, the Company sold 5-year callable warrants to purchase 1,333,970 shares of the Company’s common stock at $5.00 per share. The investors paid $1.20 for each warrant for a total of $1,423,950, net of offering costs of $176,050. As of December 31, 2003, there was $252,000 of subscriptions receivable related to these sales and are represented by 60-day, 4% promissory notes. The Company may call, based upon a stipulated schedule, up to 25% of the warrants at one time and require the holders to exercise 25% of their warrants, if the trading price of the Company’s stock is maintained at or above a level of $7.50 for 20 consecutive days. Upon expiration of 90 days after such call, the Company may again call and require exercise of another 25% based upon the same criteria. This continues until all warrants have been called. The holder has 30 days to exercise upon which if not exercised, a designee or principal stockholder may purchase such warrants from the holder for $0.10 per warrant. However, such calls are not permitted unless the underlying common stock has been registered under the Securities Act of 1933. For one investor who purchased 667,000 warrants for cash of $400,000 and a 60 day, 4% $400,000 promissory note, the warrant life is one year. If no warrants are exercised prior to August 31, 2004, the Company will cancel such warrants and issue to the investor new warrants exercisable into 667,000 shares at $5.00 per share for $667.

     During 2003, the Company issued warrants to purchase 137,500 shares of common stock to its Medical Advisory Board and other outside independent consultants at $1.00 per share. An expense of $137,500 was recognized in connection with the issuance of these warrants.

     During 2003, the Company issued warrants to purchase 50,000 common shares at an exercise price of $5.00 to a financing organization for consulting and placement costs. An expense of $50,000 was recognized in connection with the issuance of these warrants.

     During 2003, the Company issued warrants to purchase 100,000 shares of common stock to an outside consultant at $7.00 per share. An expense of $50,000 was recognized in connection with the issuance of these warrants.

     During 2003, the Company issued warrants to purchase 50,000 common shares at an exercise price of $4.00 to an independent consultant. An expense of $200,000 was recognized in connection with the issuance of these warrants.

     Stock Options

     The Company issued, effective in 2003, options to purchase 268,625 shares of common stock to outside independent consultants at $1.00 per share pursuant to commitments previously made by the Company’s predecessors. An expense of $268,625 was recognized in connection with the issuance of these warrants.

     Employee Stock Options

     In December 2002, the Company adopted a stock option plan, which authorized granting of options for the issuance of 3,000,000 shares of common stock. The plan provides the issuance of incentive stock options and nonqualified stock options.

     Employee stock option activity was as follows during the year ended December 31, 2003. The Company did not issue any options to employees through December 31, 2002.

	2003
		Weighted Average
	Options	Exercise Price
Outstanding—
Beginning of year	—	—
Granted at market price	831,000	$1.00
Exercised	—	—
Expired or cancelled	—	—
Outstanding – end of year	831,000	$1.00
Exercisable as of December 31	126,000	$1.00

     The exercise price of all outstanding options at December 31, 2003 is $1.00. The weighted average remaining contractual life of the options as of December 31, 2003 is 9.67 years.

     Options for 1,500,000 shares were approved by the board of directors in November 2003. However, it was subsequently discovered that two of the board members were parties in interest to one of the option grants for 890,000 shares which had not been disclosed to all board members at the time the board action was taken. Also, the Company’s predecessor, SinoFresh – Delaware, had committed to certain employees and independent contractors options or shares in the predecessor for a total of approximately 500,000 shares. These individuals were not included in the option list approved by the board of directors in November 2003. In April 2004, the compensation committee corrected the list of grants by adding the individuals to whom the predecessor had made commitments and who were errantly not included on the list, and also declared null and void the option for 890,000 shares. These actions are being contested by the two non-employee directors. The accompanying option schedule reflects the revised option issuance approved by the compensation committee in April 2004.

NOTE 9: Related Party Information

     One of the Company’s attorneys served as Secretary until April 2003. The Company had incurred legal fees with this law firm of approximately $37,000 and $102,000 for the year ended December 31, 2003 and during the period from October 15 (date of inception) through December 31, 2002, respectively. As of December 31, 2003, the Company had $46,467 recorded in accounts payable due to this firm.

     A director of the Company is the principal owner of a law firm that provided services to the Company. The expenses incurred to that law firm were $277,000 and $22,000 for the year ended December 31, 2003 and during the period from October 15 (date of inception) through December 31, 2002, respectively. As of December 31, 2003, the Company had $126,448 recorded in accounts payable and accrued liabilities due to this firm.

     A former director of the Company provided consulting services to the Company directly and through his affiliate. Consulting expenses for this consultant were $89,000 and $9,000 for the year ended December 31, 2003 and during the period from October 15 (date of inception) through December 31, 2002, respectively.

     The Company incurred consulting fees to an entity affiliated with a former director/principal stockholder. Expenses incurred totaled $227,000 and $76,000 for the year ended December 31, 2003 and during the period from October 15 (date of inception) through December 31, 2002, respectively. As of December 31, 2003, the Company had $175,840 recorded in accounts payable and accrued liabilities due to this firm.

     The Company leases its current facility from an entity controlled by two of the Company’s officers and has contractual arrangements with other related parties (see note 10).

     The Company rents on a month to month basis from an officer and director at the sum of $1,250 per month a condominium apartment owned by the officer and director and which is used as corporate housing by the Company. Total rent expensed in 2003 was $7,500. During 2003, consulting fees paid to this individual prior to her becoming an officer and a director approximated $10,000.

     During the year ended December 31, 2003, the Company expensed approximately $131,000 in legal fees incurred by related third parties and the Company’s chairman and CEO in connection with foreign patents. These related companies had no assets to protect and maintain the foreign patents. As a result of recoverability concerns, the Company expensed these costs in 2003. The Company is in the process of having the foreign patents assigned to it. (See Note 10.)

NOTE 10: Commitments and Contingencies

     The Company leased its main facility for $4,815 per month on a month-to-month basis until August 2003. The Company entered into a five-year agreement to lease a new headquarters facility for $6,418 per month, effective April 2003, but did not move in or incur expenses until August 2003. The property is leased from a company owned by two officers/shareholders of the Company. The lease provides for two additional five-year terms with the Company. The Company paid approximately $32,000 during the year ended December 31, 2003 related to this lease.

     In 2003, the Company paid approximately $30,000 in lease payments for vacated office space that had been leased by an officer and director for a predecessor company.

     Rental expense under operating leases amounted to approximately $97,000 and $11,000 for the year ended December 31, 2003 and for the period October 15, 2002 (date of inception) to December 31, 2002, respectively. Future noncancellable lease payments under operating leases for each year ended December 31 are as follows: 2004—$88,000; 2005—$88,000; 2006—$84,000; and 2007—$45,000.

     The Company has an employment agreement with its Chief Executive Officer (CEO), which provides, among other things, that if the Company issues additional shares, the CEO shall receive options for the purchase of shares of the Company such that the CEO shall maintain no less than 15% ownership of the Company.

     The Company has entered into a consulting agreement beginning in November 2002 with an entity affiliated with a former board member and shareholder for a term of three years. Monthly payments under this agreement approximate $8,000 with $96,000 due for years 2003 and 2004, and $80,000 due for 2005. The consulting agreement was revised September 8, 2003 extending the term to September 2006 and increasing compensation to include 0.5% of gross revenue and 0.67% of net income before taxes, interest and amortization. The board of directors declared this contact and an investment banking contract with the same party null and void in March 2004. Whether or not the contracts are subject to termination will likely be the subject of a lawsuit.

     The Company has also made certain warrantees to a customer who requested such warranty of merchantability and proprietary ownership. Neither the Company nor its counsel believes that the Company will incur any claims under this warranty.

     On February 20, 2004, a lawsuit was filed in the U.S. District Court, Middle District of Florida, Ft. Myers Division and an amended complaint was filed on March 3, 2004, which merely changed allegations directed toward the location where the action may be heard and noted that the Company is a Florida corporation. The plaintiffs include directors of the Company, as well as other purported shareholders of the Company. The defendants are the Company and several officers and directors of the Company. The Complaint alleges that it is a class action suit for securities violations and other matters being brought by the lead plaintiffs on behalf of themselves and all persons in a class (other than the defendants) who purchased the Company’s publicly traded shares between January 1, 2003 and February 19, 2004; however, the lawsuit has not been certified as a class action suit. The complaint alleges, among other things, that the CEO of SinoFresh used corporate funds for his personal benefit, that he did not transfer patents to the Company and two entities related through common shareholders. Management has investigated the complaint and believes the allegations in the federal Complaint to be blatantly incendiary, false and misleading. The Company, on behalf of itself and its officers and directors, intends to vigorously defend the suit. On March 4, 2004, the Company filed a Motion to Dismiss the Complaint citing numerous legal deficiencies in the Amended Complaint and the failure to meet statutory procedure requirements.

     Management of the Company believes that the lawsuit is a backlash by Sargon Capital, Inc. and one of its principals against the Company in connection with the attempted removal of two board members and as officers of the Company. Sargon Capital, Inc. had been retained by the Company’s predecessor for investment banking and consulting services. Over the course of Sargon Capital, Inc.’s association with the Company, current management came to believe that it was in the best interests of the Company and its shareholders to sever ties with Sargon Capital, Inc. and one of its principals. Since two of the board members were designees of Sargon Capital, Inc., the Company deemed it in its best interests to attempt to remove them as directors and to seek substitute directors who were independent from Sargon Capital, Inc.

     In addition, two non-employee directors have raised other issues concerning potential legal exposure to the Company as follows: (1) the Company’s decision to incur costs to maintain and/or transfer certain foreign patents to the Company instead of to two foreign entities (since the two foreign entities had no funding to adequately protect the Company’s interests in these patents); and (2) the Company’s decision to technically modify its original operating focus.

     The consolidated financial statements include no adjustment or provision related to the foregoing matters, the ultimate outcome of which cannot presently be determined.

     A shareholder of the Company’s predecessor commenced two actions against the Company. The first action is an arbitration seeking recovery of his investment of $150,000. The second lawsuit against the Company, its officers and directors seeks unspecified damages due to non-performance by the Company of a consulting agreement entered into January 2000 with the predecessor. The agreement was for five periods at $24,000 annually, of which $23,000 was paid. The Company is in the process of vigorously defending these actions, but no outcome or resolution of the arbitration or lawsuit is definitive or ascertainable at this time. The Company has incurred approximately $76,000 in legal costs related to this lawsuit to date which is in excess of the $50,000 originally agreed to be funded by the Company under the Asset Purchase Agreement.

     The Company has been unable to obtain from either former counsel to the Company or former counsel to SinoFresh — Delaware, who were counsel of the Company and SinoFresh — Delaware at the time of the merger, information the Company believes is sufficient to indisputably support one or more exemptions from registration that were relied upon in connection with the issuance of the merger shares. If such information is not available, the issuance of the shares of the Company in respect of the merger may not have been in compliance with the registration provisions of the federal and state securities laws. There may have been a violation of Section 5 of the Securities Act of 1933, as amended due to the unavailability of an exemption from registration. As a result, the Company may be exposed to claims for rescission by shareholders who received shares in the merger. Although the Company would vigorously defend against any such actions, litigation may be costly and there is no assurance of the outcome.

     In November 2003, the Company settled in arbitration an action brought against the Company by a former employee of the Company related to his employment for $30,000 in cash and 50,000 shares of common stock. The Company recorded an expense of $153,000 in the accompanying consolidated financial statements related to this settlement agreement.

     From time to time, the Company is subjected to other litigation or proceedings in connection with its business, as either a plaintiff or defendant. There are no such pending legal proceedings to which the Company is a party that, in the opinion of management, is likely to have a material adverse effect on the Company’s business, financial condition or results of operations.

NOTE 11: Income Taxes

     At December 31, 2003, net operating losses available to be carried forward for federal income tax purposes are approximately $4,300,000 expiring in various amounts through 2023. Utilization of SinoFresh’s net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss before utilization.

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for the entire deferred tax asset due to recurring losses since the Company’s inception.

          The Company’s tax expense (benefit) differs from the “expected” tax expense (benefit) as follows:

	2003	2002
Computed “expected” tax expense (benefit)	$(1,281,567)	$(174,033)
Change in valuation allowance	1,278,206	173,599
Non-deductible	3,361	434
	$—	$—

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	2003	2002
Deferred tax assets:
Net operating loss carry forwards	$1,513,039	$180,220
Less: valuation allowance	(1,451,805)	(173,599)

Net deferred tax asset	$61,234	$6,621

Deferred tax liabilities:
Goodwill	(61,234)	(6,621)
Deferred taxes, net	$—	$—

PROSPECTUS

10,041,153 SHARES OF COMMON STOCK

to be offered by Selling Shareholders

SINOFRESH HEALTHCARE, INC.

February 1, 2005